UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2025

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

QUARTERLY BUSINESS REPORT

(From January 1, 2025 to September 30, 2025)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd. (“PS&Marketing”)	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd. (“SK O&S”)	Maintenance of base stations

Fixed-line	SK Broadband Co., Ltd. (“SK Broadband”)

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd. (“Home&Service”)	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd. (“SK Telink”)	International wireless direct-dial “00700” services and mobile virtual network operator (“MVNO”) business

Other business	SK stoa Co., Ltd. (“SK Stoa”)	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits
	Astra AI Infra LLC	Investments
	SK Telecom Americas, Inc.	Information collection and consulting services
	Global AI Platform Corporation	Software development and supply business

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, including base stations and related transmission and power facilities, provides customers with quality network services and provides the Company with technological know-how in network operations.

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The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The number of the Company’s 5G subscribers, which has reached its maturation stage, recorded 17.26 million subscribers as of September 30, 2025, and accounted for 79% of the Company’s total number of subscribers. The Company seeks to enhance profitability through stable market operations while striving to further expand customer choices and benefits in order to minimize the slowdown in the growths of wireless services revenue and Average Revenue Per User (“ARPU”). The Company seeks to achieve solid growth in profit from its wireless telecommunications business even in the mature 5G market.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and wireless telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new information and communications technology (“ICT”) services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of Internet-of-Things (“IoT”)-based business-to-business (“B2B”) businesses.

(Unit: in 1,000 persons)

		As of September 30, 2025	As of December 31,
Classification			2024	2023
Number of subscribers	SK Telecom	31,048	31,786	31,276
	Others (KT, LG U+)	40,302	38,360	35,643
	MVNO	19,417	17,825	15,851
	Total	90,767	87,971	82,770

*	Source: Wireless telecommunications service data from the Ministry of Science and ICT (“MSIT”) as of August 31, 2025.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

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In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

(Unit: in percentages)

Classification	As of September 30, 2025	As of December 31,
		2024	2023
Mobile communication services	43.5	45.3	46.7

*	Source: Wireless telecommunications service data from the MSIT as of August 31, 2025.

[Fixed-line Business]

A.	Overview

For the nine months ended September 30, 2025, SK Broadband recorded Won 3.38 trillion in revenue on a consolidated basis, which represented a 2.7% increase from Won 3.29 trillion for the nine months ended September 30, 2024. Such increase was primarily attributable to the growth of SK Broadband’s high-speed Internet business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the nine months ended September 30, 2025, the media business segment recorded Won 1.43 trillion in revenue, which represented a 0.3% increase compared to the nine months ended September 30, 2024. For the nine months ended September 30, 2025, the fixed-line business segment recorded Won 1.95 trillion in revenue, which represented a 5.0% increase compared to the nine months ended September 30, 2024.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can primarily be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

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As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the pay TV market, competition for content has been intensifying, at the center of which are large over-the-top operators with exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services based on novel technology, including AI data centers. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

(Unit: in persons)

Classification		As of September 30, 2025**	As of December 31,
			2024	2023
Fixed-line Subscribers*	High-speed Internet	25,080,218	24,721,782	24,098,164
	Fixed-line telephone	9,902,068	10,325,245	10,973,838
	IPTV	21,310,250	21,190,908	20,870,152
	Cable TV	12,273,098	12,342,797	12,586,391

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of August 31, 2025, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2024.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

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E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30, 2025***		As of December 31,
			2024		2023
High-speed Internet (including resales)*	28.6		28.9		28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))*	18.5	**	18.3	**	18.0	**
IPTV*	31.8		32.0		31.8
Cable TV*	22.9		22.8		22.4

*	Source: MSIT website.
**	With respect to fixed-line telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of landline and IP phone subscribers.
***

Market shares for the high-speed Internet and fixed-line telephone markets are based on the market shares as of August 31, 2025 and market shares for the IPTV and cable TV markets are based on the average number of subscribers in the second half of 2024.

The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

SK Stoa operates the commercial retail data broadcasting channel business, offering an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
Classification	As of September 30, 2025		As of December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	24,734,156	74%	25,154,898	75%	25,608,563	77%
Fixed-line	7,292,491	22%	7,174,920	21%	6,825,342	20%
Other	1,219,797	4%	1,276,546	4%	910,020	3%

Subtotal	33,246,444	100%	33,606,364	100%	33,343,925	100%
Consolidation Adjustment	(4,351,097)	—	(3,091,111)	—	(3,224,698)	—

Total	28,895,347	—	30,515,254	—	30,119,227	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2025		For the year ended December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	9,360,142	73%	13,318,213	74%	13,123,166	75%
Fixed-line	3,136,013	25%	4,075,412	23%	3,928,020	22%
Other	274,386	2%	546,984	3%	557,325	3%

Total	12,770,541	100%	17,940,609	100%	17,608,511	100%

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C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2025		For the year ended December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	701,435	71%	1,529,971	84%	1,463,934	84%
Fixed-line	302,023	31%	366,517	20%	329,072	19%
Other	(15,102)	(2)%	(64,929)	(4)%	(42,771)	(2)%

Subtotal	988,356	100%	1,831,559	100%	1,750,235	100%
Consolidation Adjustment	(34,274)	—	(8,150)	—	2,969	—

Total	954,082	—	1,823,409	—	1,753,204	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the nine months ended September 30, 2025		For the year ended December 31,
						2024		2023
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., SK O&S Co., Ltd., etc.	Mobile communications service, wireless data service, ICT service and others	T, 5GX, T Plan and others	9,360,142	73%	13,318,213	74%	13,123,166	75%
Fixed-line	SK Broadband Co., Ltd., Home & Service Co., Ltd., SK Telink Co., Ltd., etc.	Fixed-line phone, high-speed Internet, data and network lease service and others	B tv, 00700 international call, 7mobile and others	3,136,013	25%	4,075,412	23%	3,928,020	22%
Other	SK stoa Co., Ltd., etc.	Commercial retail data broadcasting channel service and others	Stoa ON	274,386	2%	546,984	3%	557,325	3%

Total				12,770,541	100%	17,940,609	100%	17,608,511	100%

4. Price Trends for Major Products

[Wireless Business]

As of September 30, 2025, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). In October 2025, the Company launched six types of subscription plans for “air”, our digital communication service available exclusively for unlocked devices. The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

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[Fixed-line Business]

The monthly subscription fees for the services offered by SK Broadband are as follows:

-	IPTV (media business segment): from Won 11,000 (B tv Mini) to Won 50,600 (B tv All + Catch On + major networks) under no fixed-term contract

-

Cable TV (based on Suwon broadcasting) direct cable TV: from Won 4,400 or less (B tv Cable 20) to Won 16,500 or less (B tv Cable 90) under no fixed-term contract, and from Won 3,520 or less (B tv Cable 20) to Won 13,200 (B tv Cable 90) under a three-year contract

-

Digital cable TV: from Won 13,200 or less (B tv Cable 100) to Won 26,400 (B tv Cable 200) under no fixed-term contract, and from Won 10,560 (B tv Cable 100) to Won 21,120 (B tv Cable 200) under a three-year contract

-

Technology-neutral service: from Won 13,200 (B tv Pop 100) to Won 33,990 (B tv Pop 230+) under no fixed-term contract, and from Won 7,700 (B tv Pop 100) to Won 20,900 (B tv Pop 230+) under a three-year contract

-

High-speed Internet service (fixed-line business segment): from Won 30,800 (Speed Internet) to Won 104,500 (Giga Premium×10) under no fixed-term contract, and from Won 22,000 (Speed Internet) to Won 82,500 (Giga Premium×10) under a three-year contract

-

Bundled products that combine high-speed Internet and IPTV services: from Won 33,000 (Speed Internet + B tv Economy) to Won 111,100 (Giga Premium×10 + B tv All + Catch On + major networks) under a three-year contract

The above fees may vary depending on the conditions for subscription, including services provided, contract period and bundled products.

In 2025, SK Broadband has been launching various new subscription plans. On March 4, 2025, SK Broadband launched the “AI Speaker Set-Top Box” for its Internet protocol cable TV service, which meets cable TV customers’ demand for AI services based on voice recognition and offers broader choice of set-top box options. The monthly rental fee for the AI Speaker Set-Top Box is Won 6,600 per month based on a three-year contract. As part of a launch promotion, customers who newly subscribe under a three-year contract by August 31, 2025 receive a rental fee discount of Won 6,600.

On May 9, 2025, SK Broadband launched two new subscription plans, “B tv pop 230+” and “B tv pop 180+”, which allow users to combine IP cable TV products with B tv+ monthly subscription services. Users can enjoy the same contents at up to a 46% lower cost compared to subscribing separately.

On August 31, 2025, SK Broadband launched the “Baro Bundled Discount” plan, which provides an additional discount on top of existing contract discounts when customers newly subscribe through direct channels including its customer center or official website. The plan offers discounts for standalone high-speed Internet subscriptions or high-speed Internet and IPTV bundled subscriptions under a three-year contract, and was introduced to reduce the financial burden for price-sensitive customers such as young adults.

In addition, starting on August 31, 2025, three existing cable Internet plans (Cable Fiber Optic Local Area Network (“LAN”), Cable Giga Lite and Cable Giga) were discontinued for new subscriptions and plan changes, and were replaced by six new products (Cable Smart 100M/320M/1G and Cable Smart 100M/320M/1G Wi-Fi). Recognizing that cable Internet customers are more sensitive to subscription fees, the three-year contract rates were reduced by from 13.7% to 17.7%. Furthermore, for an additional monthly fee of Won 1,100, customers can upgrade to include Wi-Fi with the Cable Smart 100M/320M/1G plans, thereby enhancing the convenience of Wi-Fi usage.

SK Broadband launched the “Deundeun Internet” and “Share Internet” plans on July 10, 2025 and September 15, 2025, respectively, in order to expand the product lineup for small business customers. The “Deundeun Internet” plan includes Internet and Wi-Fi services, and offers device repair compensation for store equipment and financial fraud compensation for the same price as the existing integrated Wi-Fi plans. “Share Internet”, which is designed for businesses such as small offices, academies and cafes where multiple PCs and laptops are used simultaneously at the same location, is an Internet product that can support up to 10 PCs and laptops concurrently.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.bworld.co.kr.

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5. Investment Status

[Wireless Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Nine months ended September 30, 2025	To be determined	689	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

					(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested*	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Nine months ended September 30, 2025	509	To be determined	Securing subscriber network and equipment; quality and system improvement

*	Represents investments by SK Broadband on a separate basis.

6. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Wireless	Services	Mobile communication, wireless data, information communication	Export	149,285	212,235	169,885
			Domestic	9,210,857	13,105,978	12,953,281
			Subtotal	9,360,142	13,318,213	13,123,166
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	153,478	213,815	178,824
			Domestic	2,982,535	3,861,597	3,749,196
			Subtotal	3,136,013	4,075,412	3,928,020
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	274,386	546,984	557,325
			Subtotal	274,386	546,984	557,325
Total			Export	302,763	426,050	348,709
			Domestic	12,467,778	17,514,559	17,259,802
			Total	12,770,541	17,940,609	17,608,511

(Unit: in millions of Won)

For the nine months ended September 30, 2025	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	10,555,487	4,047,569	302,199	14,905,255	(2,134,714)	12,770,541
Internal sales	1,195,345	911,556	27,813	2,134,714	(2,134,714)	—
External sales	9,360,142	3,136,013	274,386	12,770,541	—	12,770,541
Depreciation and amortization	1,908,388	744,932	14,797	2,668,117	(66,967)	2,601,150
Operating profit (loss)	701,435	302,023	(15,102)	988,356	(34,274)	954,082
Finance profit (loss)						(238,664)
Gain (loss) from investments in associates and joint ventures						(19,956)
Other non-operating profit (loss)						(111,044)
Profit before income tax						584,418

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7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2025 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028
October 7, 2024	Floating rate Won denominated borrowings	Interest rate risk	Interest rate swap	DBS Bank Ltd	October 10, 2024 – October 8, 2026
May 28, 2025	Floating rate Won denominated bonds	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank Ltd	May 28, 2025 – May 26, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	Remarks
	Raw material	19	492	48	—
	Labor	107,720	134,508	140,790	—
	Depreciation	88,514	134,989	137,264	—
	Commissioned service	27,149	61,588	51,749	—
	Others	50,131	61,267	61,992	—
	Total R&D costs	273,532	392,844	391,843	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	268,201	378,079	369,507	—
	Development costs (Intangible assets)	5,331	14,765	22,334	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.14%	2.19%	2.23%	—

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10. Other Information Relating to Investment Decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2025, the registered patents and trademarks held by the Company included 2,893 Korean-registered patents, 1,799 foreign-registered patents and 767 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2025, SK Broadband holds 204 Korean-registered patents and 40 foreign-registered patents (including those held jointly with other companies). It also holds 280 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

12

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2025, December 31, 2024 and December 31, 2023 and for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023. The Company’s interim consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine months ended September 30, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	6,929,368	7,476,682	6,585,602
• Cash and Cash Equivalents	1,384,723	2,023,721	1,454,978
• Accounts Receivable – Trade, net	2,022,578	1,989,306	1,978,532
• Accounts Receivable – Other, net	516,528	369,192	344,350
• Others	4,906,790	3,094,463	2,807,742
Non-Current Assets	21,965,979	23,038,573	23,533,625
• Long-Term Investment Securities	1,777,840	1,877,922	1,679,384
• Investments in Associates and Joint Ventures	2,348,743	2,341,827	1,915,012
• Property and Equipment, net	11,918,934	12,617,394	13,006,196
• Goodwill	2,072,493	2,072,493	2,075,009
• Intangible Assets, net	1,768,374	2,194,871	2,861,137
• Others	2,079,595	1,934,066	1,996,887

Total Assets	28,895,347	30,515,255	30,119,227

Liabilities
Current Liabilities	6,492,244	9,224,278	6,993,980
Non-Current Liabilities	10,594,159	9,463,343	10,896,848

Total Liabilities	17,086,403	18,687,621	17,890,828

Equity
Equity Attributable to Owners of the Parent Company	11,702,177	11,698,627	11,389,046
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(12,139,152)	(11,954,936)	(11,828,644)
Retained Earnings	22,815,616	22,976,127	22,799,981
Reserves	995,220	646,943	387,216
Non-controlling Interests	106,767	129,007	839,353

Total Equity	11,808,944	11,827,634	12,228,399

Total Liabilities and Equity	28,895,347	30,515,255	30,119,227

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	12,770,541	17,940,609	17,608,511
Operating Profit	954,082	1,823,409	1,753,204
Profit Before Income Tax	584,418	1,761,765	1,488,179
Profit for the Period	278,091	1,387,095	1,145,937
Profit for the Period Attributable to Owners of the Parent Company	295,862	1,250,155	1,093,611
Profit for the Period Attributable to Non-controlling Interests	(17,771)	136,940	52,326
Basic Earnings Per Share (Won)	1,320	5,780	4,954
Diluted Earnings Per Share (Won)	1,318	5,765	4,950
Total Number of Consolidated Subsidiaries	19	21	25

13

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2025, December 31, 2024 and December 31, 2023 and for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023. The Company’s interim separate financial statements as of September 30, 2025 and December 31, 2024 and for the nine months ended September 30, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)

	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	4,863,625	5,242,405	4,703,844
• Cash and Cash Equivalents	457,271	1,165,158	631,066
• Accounts Receivable – Trade, net	1,546,311	1,508,893	1,495,617
• Accounts Receivable – Other, net	598,328	390,243	343,036
• Others	2,261,715	2,178,111	2,234,125
Non-Current Assets	19,166,316	19,343,221	20,292,088
• Long-Term Investment Securities	1,197,946	1,418,465	1,426,290
• Investments in Subsidiaries and Associates	5,956,994	4,899,558	4,670,568
• Property and Equipment, net	7,768,101	8,515,225	9,076,459
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,286,354	1,683,018	2,250,829
• Others	1,650,685	1,520,719	1,561,706

Total Assets	24,029,941	24,585,626	24,995,932

Liabilities
Current Liabilities	4,987,886	6,240,886	5,505,470
Non-Current Liabilities	8,047,414	7,383,886	9,054,369

Total Liabilities	13,035,300	13,624,772	14,559,839

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(4,547,688)	(4,551,820)	(4,766,147)
Retained Earnings	15,116,780	15,273,451	15,032,473
Reserves	395,056	208,730	139,274

Total Equity	10,994,641	10,960,854	10,436,093

Total Liabilities and Equity	24,029,941	24,585,626	24,995,932

(Unit: in millions of Won)

	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	8,967,323	12,774,060	12,589,220
Operating Profit	681,084	1,523,175	1,455,870
Profit Before Income Tax	565,539	1,477,084	1,354,939
Profit for the Period	511,475	1,280,484	1,059,750
Basic Earnings Per Share (Won)	1,362	5,923	4,798
Diluted Earnings Per Share (Won)	1,360	5,907	4,794

14

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024 and the semi-annual business report for the six months ended June 30, 2025.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of September 30, 2025)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—
Corporate bond	Series 88-1,2,3	February 22, 2024	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 89-1,2,3	December 11, 2024	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 90-1,2,3	February 21, 2025	Repayment of debt	400,000	Repayment of debt	400,000	—

[SK Broadband]

(As of September 30, 2025)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	170,000	Repayment of debt	170,000	—
Corporate bond	Series 55-2	January 22, 2024	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	Series 56-1	December 4, 2024	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 56-1	December 4, 2024	Facility fund	30,000	Facility fund	30,000	—
Corporate bond	Series 56-2	December 4, 2024	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 56-2	December 4, 2024	Facility fund	65,000	Facility fund	65,000	—
Corporate bond	Series 56-3	December 4, 2024	Repayment of debt	30,000	Repayment of debt	30,000	—
Corporate bond	Series 56-3	December 4, 2024	Facility fund	20,000	Facility fund	20,000	—
Corporate bond	Series 57-1	April 29, 2025	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 57-2	April 29, 2025	Repayment of debt	120,000	Repayment of debt	120,000	—
Corporate bond	Series 57-3	April 29, 2025	Repayment of debt	30,000	Repayment of debt	30,000	—
Corporate bond	Series 58-1	June 19, 2025	Acquisition of business	480,000	Acquisition of business	480,000	—
Corporate bond	Series 58-2	June 19, 2025	Acquisition of business	50,000	Acquisition of business	50,000	—

15

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the nine months ended September 30, 2025
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,307,313	276,167	12.0%
Loans	173,057	42,243	24.4%
Accounts receivable – other	703,636	23,527	3.3%
Accrued income	3,066	—	—
Guarantee deposits	254,999	—	—

Total	3,442,071	341,937	9.9%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,258,412	258,030	11.4%
Loans	141,609	41,958	29.6%
Accounts receivable – other	568,072	25,628	4.5%
Accrued income	4,242	—	—
Guarantee deposits	275,450	—	—

Total	3,247,785	325,616	10.0%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	325,616	318,401	325,003
Effect of change in accounting policy	—	—	—
Increase of loss allowance	35,486	54,703	43,162
Reversal of loss allowance	—	—	—
Write-offs	(19,165)	(44,556)	(49,764)
Other	—	(2,933)	—
Ending balance	341,937	325,615	318,400

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

16

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of September 30, 2025
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,046,106	58,649	158,069	44,491	2,307,315
Percentage	88.68%	2.54%	6.85%	1.93%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Merchandise	208,332	183,202	166,614
Goods in transit	—	—	—
Other inventories	16,781	26,581	13,195

Total	225,113	209,783	179,809

Percentage of inventories to total assets [Inventories / Total assets]	0.78%	0.69%	0.60%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	5.88	6.73	7.32

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company as of September 30, 2025. The compliance status is as of June 30, 2025.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

17

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

18

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

19

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

20

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	Apr. 12, 2022	Apr. 12, 2027	70,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	Apr. 12, 2022	Apr. 12, 2042	40,000	Mar. 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-2	Aug. 10, 2022	Aug. 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	Dec. 14, 2022	Dec. 12, 2025	110,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	Dec. 14, 2022	Dec. 14, 2027	60,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	Dec. 14, 2022	Dec. 14, 2032	40,000	Dec. 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	Feb. 17, 2023	Feb. 17, 2026	110,000	Feb. 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	Feb. 17, 2023	Feb. 17, 2028	190,000	Feb. 7, 2023	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	Apr. 12, 2023	Apr. 10, 2026	80,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	Apr. 12, 2023	Apr. 12, 2028	200,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	Apr. 12, 2023	Apr. 12, 2030	70,000	Mar. 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	Oct. 18, 2023	Oct. 16, 2026	115,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	Oct. 18, 2023	Oct. 18, 2028	100,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	Oct. 18, 2023	Oct. 18, 2030	50,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	Oct. 18, 2023	Oct. 18, 2033	30,000	Oct. 5, 2023	Korea Securities Finance Corp.

22

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	Feb. 22, 2024	Feb. 22, 2027	180,000	Feb 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	Feb. 22, 2024	Feb. 22, 2029	110,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	Feb. 22, 2024	Feb. 22, 2034	110,000	Feb. 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 89-1	Dec. 11, 2024	Dec. 10, 2027	170,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-2	Dec. 11, 2024	Dec. 11, 2029	90,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-3	Dec. 11, 2024	Dec. 11, 2034	40,000	Nov. 29, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

23

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 90-1	Feb. 21, 2025	Feb. 21, 2028	190,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-2	Feb. 21, 2025	Feb. 21, 2030	70,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-3	Feb. 21, 2025	Feb. 21, 2035	140,000	Feb. 11, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 91-1	Sept. 11, 2025	Sept. 11, 2028	80,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-2	Sept. 11, 2025	Sept. 10, 2030	190,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-3	Sept. 11, 2025	Sept. 11, 2035	40,000	Sept. 1, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next annual business report

24

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond –Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	Jan. 22, 2024	Jan. 22, 2027	170,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	Jan. 22, 2024	Jan. 22, 2029	60,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-1	Dec. 4, 2024	Dec. 3, 2027	130,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2029	115,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-3	Dec. 4, 2024	Dec. 4, 2031	50,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 57-1	Apr. 29, 2025	Apr. 28, 2028	50,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-2	Apr. 29, 2025	Apr. 29, 2030	120,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-3	Apr. 29, 2025	Apr. 29, 2035	30,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-1	Jun. 19, 2025	Jun. 19, 2030	480,000	Jun. 9, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-2	Jun. 19, 2025	Jun. 19, 2035	50,000	Jun. 9, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 5, 2025

25

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

26

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Nine months ended September 30, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	—
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	—

Year ended December 31, 2024	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

Year ended December 31, 2023	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Nine months ended September 30, 2025	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	1,321	12,463
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	2,880	25,000
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

27

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2025	July 28, 2025	Consulting on overseas value-added tax	July 28, 2025 – October 31, 2025	20
	March 28, 2025	Research on international cases of carbon neutrality information disclosures	March 28, 2025 – May 31, 2025	100
	March 26, 2025	Consulting on international taxation	March 26, 2025 – March 31, 2026	50
	March 24, 2025	Interpretation of customs value	March 24, 2025 – June 30, 2026	15
Year ended December 31, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 25, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of audit of financial statements; report on results of 2024 internal accounting management system audit

April 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of Public Company Accounting Oversight Board (“PCAOB”) audit

May 21, 2025	Company’s Audit Committee: 4 Auditor: 3	In-person	Report on audit plans for fiscal year 2025

July 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on results of external auditors’ 2025 semi-annual review

October 28, 2025	Company’s Audit Committee: 3 Auditor: 1	In-person	Role of the audit committee under strengthened fund controls and the new internal accounting management system evaluation and reporting standards

28

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

3. Shareholders’ Exercise of Voting Rights

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

29

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2025)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest shareholder	Common share	65,668,397	30.57	65,668,397	30.57
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Young Sang Ryu	Officer of the Company	Common share	20,309	0.01	20,309	0.01
Yong-Hak Kim	Officer of the Company	Common share	4,923	0.00	6,311	0.00
Junmo Kim	Officer of the Company	Common share	3,763	0.00	4,631	0.00
Haeyun Oh	Officer of the Company	Common share	2,316	0.00	3,184	0.00
Mi Kyung Noh	Officer of the Company	Common share	978	0.00	1,846	0.00
Chang Bo Kim	Officer of the Company	Common share	0	0.00	868	0.00
Poong Young Yoon	Related person	Common share	2,733	0.00	2,733	0.00

Total		Common share	65,717,070	30.60	65,709,344	30.59

*

The number of shares owned and ownership ratio as of the beginning of the period account for the 12,586 shares owned by Jong Ryeol Kang (former executive director) and Seok-Dong Kim (former independent director), whose respective terms expired in March 2025.

**	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Chang Bo Kim (independent director), who was newly appointed in March 2025.

B.	Overview of the Largest Shareholder

As of September 30, 2025, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2025)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

30

(As of September 30, 2025)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
	January 29, 2024	65,736,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.
	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)
	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.
	September 22, 2024	65,717,070	30.60	Elimination of former related person Jung Ho Park’s related party relationship (21,530 shares).
	March 26, 2025	65,704,484	30.59	Retirement of Jong Ryeol Kang, executive director of the Company (8,823 shares) and Seok-Dong Kim, independent director of the Company (3,763 shares).
	April 30, 2025	65,709,344	30.59	Four independent directors of the Company, Junmo Kim, Haeyun Oh, Mi Kyung Noh and Chang Bo Kim, each acquired 868 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,388 shares.

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.
**	The figures for holding ratio are calculated based on the total number of issued common shares.
***	The changes in holding ratio also reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Registered Directors

(As of September 30, 2025)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director	Former Head, SK Telecom MNO business	7 years and 7 months	—

Yang Seob Kim	Male	Feb. 1966	Head of Corporate Planning Center and Chief Financial Officer	Former Head of Finance Division and Chief Financial Officer, SK Innovation	1 year and 7 months	—

Dong Soo Kang	Male	June 1969	Non-executive Director	Head of PM Division, SK Inc.; Former Head of Portfolio Division, SK Innovation	7 months	—

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	5 years and 7 months	—

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	5 years and 7 months	—

Haeyun Oh	Female	Nov. 1974	Independent Director	Director of MARS Artificial Intelligence Integrated Research Center, Korea Advanced Institute of Science and Technology; Professor, Department of Computer Science at Korea Advanced Institute of Science and Technology	2 years and 7 months	—

31

(As of September 30, 2025)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Mi Kyung Noh	Female	Aug. 1965	Independent Director	Former Regional Head of Credit Risk Review and Asia Pacific Risk, HSBC Hong Kong	1 year and 7 months	—

Chang Bo Kim	Male	July 1959	Independent Director	Attorney, DR & AJU LLC; Former Chief Judge, Seoul High Court	7 months	—

*

At the 41st General Meeting of Shareholders held on March 26, 2025, Dong Soo Kang was newly elected as a non-executive director and Chang Bo Kim was newly elected as an independent director and a member of the audit committee.

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

32

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

None.

See Note 10 of the notes to the Company’s interim consolidated financial statements attached hereto for information relating to acquisitions and dispositions of investments in related parties.

3. Transactions with the Largest Shareholder and Related Parties

(As of September 30, 2025)		(Unit: in millions of Won)
Name (Corporate name)	Relationship	Transaction Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Sales and purchases, etc.	January 1, 2025 – September 30, 2025	Marketing fees, etc.	1,007,574

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for information regarding related party transactions.

5. Share-based Compensation Transactions with the Largest Shareholder and Related Parties

(As of September 30, 2025)
Program Name	Grantee	Relationship	Grant Date	Issuance Date (Cancellation Date)	Shares Granted		Shares Issued		Unissued
					New	Cumulative	Current Period	Cumulative	Unissued at End of Period
Performance Stock Unit (“PSU”)	Young Sang Ryu	Representative Director	March 28, 2023	Within one month of the Board of Directors’ 2026 resolution on the disposal of treasury shares	25,380	25,380	—	—	25,380
			March 26, 2024	Within one month of the Board of Directors’ 2027 resolution on the disposal of treasury shares	26,555	26,555	—	—	26,555
	Yang Seob Kim	Executive Director	March 26, 2024	Within one month of the Board of Directors’ 2027 resolution on the disposal of treasury shares	2,360	2,360	—	—	2,360
Stock Grant	Yong-Hak Kim	Independent Director	April 24, 2025	April 28, 2025	1,388	1,388	1,388	1,388	—
	Junmo Kim	Independent Director			868	868	868	868	—
	Chang Bo Kim	Independent Director			868	868	868	868	—
	Mi Kyung Noh	Independent Director			868	868	868	868	—
	Haeyun Oh	Independent Director			868	868	868	868	—

33

*

From 2023 to 2024, the Company granted PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets were set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which would be settled out of the Company’s treasury shares, were determined based on the achievement levels of such targets subject to approval by the Board of Directors.

**

The Company has been granting portions of its independent directors’ remuneration in the form of shares in order to align the interests of the Board of Directors and shareholders. The grant of shares is subject to resolution by the Board of Directors.

6. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2025)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	56,633	85,649	57,027	85,255	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—

B.	Other transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions relating to pledges and guarantees, sale and purchase of securities and real properties, transfers of business and assets, and long-term supply agreements.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2025, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of September 30, 2025, there were 25 pending lawsuits against SK Broadband (aggregate amount of claims of Won 27,885 million), and provisions in the amount of Won 118 million were recognized in connection with such lawsuits.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

34

[SK Broadband]

As of September 30, 2025, SK Broadband has entered into revolving credit facilities with a limit of Won 176.0 billion with two financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,198 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of September 30, 2025, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	27,318
Korea Content Financial Cooperative	Contract performance guarantee	59,397

[PS&Marketing]

As of September 30, 2025, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,243

[SK Telink]

As of September 30, 2025, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Hanwha Systems Co., Ltd. and others	665	Contract guarantee

As of September 30, 2025, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	836

[Home&Service]

As of September 30, 2025, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees	37

35

As of September 30, 2025, Home&Service has entered into the following credit facilities with financial institutions.

(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	6,000	Revolving credit

[SK O&S]

As of September 30, 2025, SK O&S has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

[SK Stoa]

As of September 30, 2025, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,240

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

4. Material Events Subsequent to the Reporting Period

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2025.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Taehee Kim
(Signature)

Name:	Taehee Kim
Title:	Vice President

Date: December 12, 2025

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2025

(with the Independent Auditor’s Review report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2025, the condensed consolidated interim statements of income (loss) and comprehensive income for the three-month and nine-month periods ended September 30, 2025, the condensed consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2025, and notes, comprising a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The accompanying condensed consolidated interim statements of income (loss) and comprehensive income for the three and nine-month periods ended September 30, 2024, and the condensed consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2024, presented for comparative purposes were reviewed by another auditor, whose report dated November 13, 2024, stated that based on their review, nothing has come to their attention that causes them to believe those condensed consolidated interim financial statements do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 10, 2025, expressed an unmodified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2025

This report is effective as of November 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang
Chief Executive Officer
SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of won)	Note	September 30, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,384,723	2,023,721
Short-term financial instruments	28,29		280,938	323,890
Short-term investment securities	9,28,29		20,105	—
Accounts receivable – trade, net	5,28,29,30		2,022,578	1,989,306
Short-term loans, net	5,28,29		94,341	65,205
Accounts receivable – other, net	5,28,29,30,31		516,528	369,192
Contract assets	7,29		116,564	90,385
Prepaid expenses	6		2,133,342	1,945,610
Prepaid income taxes	26		450	21
Derivative financial assets	28,29		1,567	119,500
Inventories, net	8		225,113	209,783
Assets held for sale	34		746	174,839
Advanced payments and others	5,28,29,30		132,373	165,230

			6,929,368	7,476,682

Non-Current Assets:
Long-term financial instruments	28,29		373	373
Long-term investment securities	9,28,29		1,777,840	1,877,922
Investments in associates and joint ventures	10		2,348,743	2,341,827
Investment property, net	12		46,990	26,611
Property and equipment, net	11,13,30,31		11,918,934	12,617,394
Goodwill			2,072,493	2,072,493
Intangible assets, net	14		1,768,374	2,194,871
Long-term contract assets	7,29		65,073	46,352
Long-term loans, net	5,28,29,30		36,473	34,446
Long-term accounts receivable – other, net	5,28,29,30,31		163,581	173,252
Long-term prepaid expenses	6		1,265,811	1,108,406
Guarantee deposits, net	5,28,29,30		160,168	155,875
Long-term derivative financial assets	28,29		219,386	221,608
Defined benefit assets	18		111,465	154,329
Other non-current assets	5,28,29		10,275	12,814

			21,965,979	23,038,573

Total Assets		~~W~~	28,895,347	30,515,255

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2025 and December 31, 2024

(In millions of won)	Note	September 30, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	192,507	126,508
Accounts payable – other	28,29,30		1,259,179	2,798,978
Withholdings	28,29,30		977,927	928,679
Contract liabilities	7		218,108	168,194
Accrued expenses	28,29		1,666,458	1,522,750
Income tax payable	26		96,820	243,564
Derivative financial liabilities	28,29		12,698	—
Provisions	17,33		37,833	50,016
Short-term borrowings	15,28,29		200,000	100,000
Current portion of long-term debt, net	15,28,29		1,056,902	2,460,109
Current portion of long-term payables – other	16,28,29		367,358	367,765
Lease liabilities	28,29,30		406,454	351,363
Liabilities held for sale	34		—	106,352

			6,492,244	9,224,278

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		7,544,912	6,363,646
Long-term borrowings, excluding current portion, net	15,28,29		500,000	203,125
Long-term payables – other	16,28,29		178,778	539,955
Long-term lease liabilities	28,29,30		1,123,019	1,286,588
Long-term contract liabilities	7		144,085	61,512
Defined benefit liabilities	18		18,242	2,086
Long-term derivative financial liabilities	28,29		4,029	3,437
Long-term provisions	17		79,217	70,044
Deferred tax liabilities	26		910,576	851,200
Other non-current liabilities	28,29,30		91,301	81,750

			10,594,159	9,463,343

Total Liabilities			17,086,403	18,687,621

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(12,139,152)	(11,954,936)
Retained earnings	21		22,815,616	22,976,127
Reserves	22		995,220	646,943

Equity attributable to owners of the Parent Company			11,702,177	11,698,627
Non-controlling interests			106,767	129,007

Total Shareholders’ Equity			11,808,944	11,827,634

Total Liabilities and Shareholders’ Equity		~~W~~	28,895,347	30,515,255

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Income (Loss)

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In millions of won, except for earnings per share)	Note	2025			2024
		Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	4,30
Revenue		~~W~~	3,978,064	12,770,541	4,532,118	13,429,088

Operating expenses:	30
Labor			605,345	1,871,160	639,370	1,923,989
Commission	6		1,367,066	4,089,754	1,370,080	4,116,835
Depreciation and amortization	4		868,715	2,601,150	887,260	2,668,248
Network interconnection			143,627	469,579	175,161	521,511
Leased lines			66,348	202,479	66,056	197,760
Advertising			41,339	109,811	46,685	117,748
Rent			27,398	98,730	36,591	100,626
Cost of goods sold	8		362,437	959,755	363,710	982,524
Others	23		447,351	1,414,041	413,942	1,230,587

			3,929,626	11,816,459	3,998,855	11,859,828

Operating profit	4		48,438	954,082	533,263	1,569,260

Finance income	4,25		36,969	121,873	28,876	123,666
Finance costs	4,25		(107,574)	(360,537)	(207,275)	(442,756)
Gain (loss) relating to investments in associates and joint ventures, net	4,10		(14,669)	(19,956)	9,260	24,685
Other non-operating income	4,24		14,417	50,662	8,410	31,982
Other non-operating expenses	4,24		(141,434)	(161,706)	(7,805)	(23,201)

Profit (loss) before income tax	4		(163,853)	584,418	364,729	1,283,636

Income tax expense	26		2,878	306,327	84,553	291,346

Profit (loss) for the period		~~W~~	(166,731)	278,091	280,176	992,290

Attributable to:
Owners of the Parent Company		~~W~~	(158,198)	295,862	268,905	959,297
Non-controlling interests			(8,533)	(17,771)	11,271	32,993

Earnings (loss) per share:	27
Basic earnings (loss) per share (in won)		~~W~~	(766)	1,320	1,240	4,437
Diluted earnings (loss) per share (in won)			(766)	1,318	1,236	4,425

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In millions of won)		2025			2024
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit (loss) for the period		~~W~~	(166,731)	278,091	280,176	992,290

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		99,216	113,746	—	—
Remeasurement of defined benefit liabilities and assets	18		15,341	(12,643)	9,939	11,314
Valuation gain (loss) on financial assets at fair value through other comprehensive income	22		189,644	432,856	(59,659)	(74,812)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	10,22		38,859	(33,465)	(66,846)	22,797
Net change in unrealized fair value of derivatives	22		2,717	9,584	(28)	908
Foreign currency translation differences for foreign operations	22		33,525	(26,308)	(10,865)	9,175

Other comprehensive income (loss) for the period, net of taxes			379,302	483,770	(127,459)	(30,618)

Total comprehensive income		~~W~~	212,571	761,861	152,717	961,672

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	223,829	779,698	139,604	929,214
Non-controlling interests			(11,258)	(17,837)	13,113	32,458

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)		Attributable to owners of the Parent Company						Non- controlling interests	Total Equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income:
Profit for the period			—	—	959,297	—	959,297	32,993	992,290
Other comprehensive income (loss)	10,18,22		—	—	(46,803)	16,720	(30,083)	(535)	(30,618)

			—	—	912,494	16,720	929,214	32,458	961,672

Transactions with owners:
Annual dividends			—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends			—	—	(353,387)	—	(353,387)	—	(353,387)
Share option	20		—	3,942	—	—	3,942	392	4,334
Interest on hybrid bonds			—	—	(14,850)	—	(14,850)	—	(14,850)
Acquisition and disposal of treasury shares	19,20		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	19		—	200,000	(200,000)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	3,039	—	—	3,039	(2,695)	344

			—	216,135	(791,572)	—	(575,437)	(53,230)	(628,667)

Balance as of September 30, 2024		~~W~~	30,493	(11,612,509)	22,920,903	403,936	11,742,823	818,581	12,561,404

Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the period			—	—	295,862	—	295,862	(17,771)	278,091
Other comprehensive income (loss)	10,18,22		—	—	135,559	348,277	483,836	(66)	483,770
			—	—	431,421	348,277	779,698	(17,837)	761,861

Transactions with owners:
Annual dividends			—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Interim dividends			—	—	(353,551)	—	(353,551)	—	(353,551)
Share option	20		—	(1,184)	—	—	(1,184)	—	(1,184)
Interest on hybrid bonds			—	—	(14,850)	—	(14,850)	—	(14,850)
Disposal of treasury shares	19,20		—	5,316	—	—	5,316	—	5,316
Changes in ownership in subsidiaries, etc.			—	(188,348)	—	—	(188,348)	(2,870)	(191,218)

			—	(184,216)	(591,932)	—	(776,148)	(4,403)	(780,551)

Balance as of September 30, 2025		~~W~~	30,493	(12,139,152)	22,815,616	995,220	11,702,177	106,767	11,808,944

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	278,091	992,290
Adjustments for income and expenses	32		3,385,982	3,512,172
Changes in assets and liabilities related to operating activities	32		(218,180)	(219,653)

			3,445,893	4,284,809
Interest received			42,034	53,241
Dividends received			57,155	33,363
Interest paid			(287,327)	(286,097)
Income tax paid			(434,969)	(268,920)

Net cash provided by operating activities			2,822,786	3,816,396

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			42,952	26,161
Collection of short-term loans			64,520	100,058
Proceeds from disposals of short-term investment securities			70,528	—
Proceeds from disposals of long-term investment securities			650,758	48,414
Proceeds from disposals of investments in associates and joint ventures			14,042	15,130
Proceeds from disposals of property and equipment			11,437	15,130
Proceeds from disposals of intangible assets			9,447	9,135
Proceeds from disposals of assets held for sale			25,944	13,031
Collection of long-term loans			1,911	1,375
Decrease in deposits			9,176	4,877
Proceeds from settlement of derivatives			3,181	489
Proceeds from disposals of subsidiaries, net of cash transferred			40,423	—

			944,319	233,800
Cash outflows for investing activities:
Increase in short-term loans			(88,230)	(94,656)
Increase in long-term loans			(9,739)	(11,448)
Acquisitions of short-term investment securities			(90,000)	—
Acquisitions of long-term investment securities			(18,699)	(45,834)
Acquisitions of investments in associates and joint ventures			(11,602)	(6,311)
Acquisitions of property and equipment			(1,466,837)	(1,587,094)
Acquisitions of intangible assets			(60,032)	(32,625)
Increase in deposits			(17,055)	(15,102)
Cash outflow from acquisitions of business			(506,844)	—

			(2,269,038)	(1,793,070)

Net cash used in investing activities		~~W~~	(1,324,719)	(1,559,270)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	100,000	100,000
Proceeds from long-term borrowings			300,000	—
Proceeds from issuance of debentures			1,875,300	627,405
Cash inflows from settlement of derivatives			52,859	—
Transactions with non-controlling shareholders			124	—

			2,328,283	727,405
Cash outflows for financing activities:
Repayments of long-term borrowings			(259,375)	(389,375)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(1,771,760)	(770,000)
Payments of dividends			(628,367)	(627,230)
Payments of interest on hybrid bonds			(14,850)	(14,850)
Repayments of lease liabilities			(267,965)	(287,604)
Acquisition of treasury shares			—	(15,788)
Cash outflow from transactions with the non-controlling shareholders			(1,145,870)	(2,271)

			(4,457,337)	(2,476,268)

Net cash used in financing activities			(2,129,054)	(1,748,863)

Net increase (decrease) in cash and cash equivalents			(630,987)	508,263
Cash and cash equivalents at beginning of the period			2,023,721	1,454,978
Effects of exchange rate changes on cash and cash equivalents			(8,011)	3,092

Cash and cash equivalents at end of the period		~~W~~	1,384,723	1,966,333

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of September 30, 2025, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	15,370,553	7.16
Institutional investors and other shareholders	128,096,838	59.64
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

1. Reporting Entity, Continued

(2)	List of consolidated subsidiaries

List of consolidated subsidiaries as of September 30, 2025 and December 31, 2024 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sep. 30, 2025	Dec. 31, 2024
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*2)	Korea	Internet website services	—	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	99.1	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2)	Korea	Database and Internet website service	—	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Other(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2025 are presented in note 1-(4).
(*3)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

1. Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 is as follows:

(In millions of won)
	As of September 30, 2025				For the nine-month period ended September 30, 2025
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	208,750	58,062	150,688	267,613	15,355
SK Broadband Co., Ltd.		6,900,965	4,121,622	2,779,343	3,380,845	179,484
PS&Marketing Corporation		530,534	287,303	243,231	1,074,483	13,475
SERVICE ACE Co., Ltd.		92,864	65,931	26,933	139,650	2,436
SERVICE TOP Co., Ltd.		70,613	46,199	24,414	118,258	3,194
SK O&S Co., Ltd.		119,620	87,316	32,304	255,773	1,202
Home & Service Co., Ltd.		157,851	120,178	37,673	385,566	2,333
SK stoa Co., Ltd.		117,388	44,757	72,631	232,938	12,017
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

2)	Condensed financial information of significant consolidated subsidiaries as of December 31, 2024 and for the nine-month period ended September 30, 2024 is as follows:

(In millions of won)
	As of December 31, 2024				For the nine-month period ended September 30, 2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	210,962	63,558	147,404	252,928	11,818
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	3,292,954	176,562
PS&Marketing Corporation		448,887	218,885	230,002	1,039,333	2,367
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	144,509	3,127
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	125,206	1,032
SK O&S Co., Ltd.		130,618	94,807	35,811	224,825	2,067
Home & Service Co., Ltd.		139,664	107,379	32,285	370,425	4,305
SK stoa Co., Ltd.		116,785	56,192	60,593	220,654	5,123
SK m&service Co., Ltd.		164,772	100,230	64,542	181,392	1,945

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

Details of subsidiaries that were excluded from consolidation scope during the nine-month period ended September 30, 2025 are as follows:

Subsidiary	Reason
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Loss of control
SK m&service Co., Ltd.	Loss of control

(5)	There are no material non-controlling interests of the Group as of September 30, 2025 and December 31, 2024.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2024. The accompanying condensed consolidated interim financial statements have been translated into English from the Korean language financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 29.

3.	Material Accounting Policies

The material accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised KIFRS applied from January 1, 2025, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Group’s condensed consolidated interim financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,555,487	4,047,569	302,199	14,905,255	(2,134,714)	12,770,541
Inter-segment revenue		1,195,345	911,556	27,813	2,134,714	(2,134,714)	—
External revenue		9,360,142	3,136,013	274,386	12,770,541	—	12,770,541
Depreciation and amortization		1,908,388	744,932	14,797	2,668,117	(66,967)	2,601,150
Operating profit (loss)		701,435	302,023	(15,102)	988,356	(34,274)	954,082
Finance income and costs, net							(238,664)
Loss relating to investments in subsidiaries, associates and joint ventures, net							(19,956)
Other non-operating income and expense, net							(111,044)
Profit before income tax							584,418

(In millions of won)
	For the nine-month period ended September 30, 2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	11,117,310	3,930,183	448,648	15,496,141	(2,067,053)	13,429,088
Inter-segment revenue		1,130,631	889,103	47,319	2,067,053	(2,067,053)	—
External revenue		9,986,679	3,041,080	401,329	13,429,088	—	13,429,088
Depreciation and amortization		2,015,182	726,338	19,573	2,761,093	(92,845)	2,668,248
Operating profit (loss)		1,355,093	262,241	(40,247)	1,577,087	(7,827)	1,569,260
Finance income and costs, net							(319,090)
Gain relating to investments in subsidiaries, associates and joint ventures, net							24,685
Other non-operating income and expense, net							8,781
Profit before income tax							1,283,636

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month period ended September 30, 2025 or for the year ended December 31, 2024.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the nine-month period ended
		September 30, 2025		September 30, 2024
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	789,054	806,197
Fixed-line telecommunication revenue	Goods and others		58,262	52,739
Other revenue	Others(*2)		245,345	343,025

			1,092,661	1,201,961

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		7,237,220	7,807,324
	Cellular interconnection		277,944	317,299
	Other(*4)		1,055,924	1,055,859
Fixed-line telecommunication revenue	Fixed-line service		110,502	118,938
	Cellular interconnection		9,851	11,454
	Internet Protocol Television(*5)		1,360,052	1,372,256
	International calls		157,174	159,562
	Internet service and miscellaneous(*6)		1,440,172	1,326,131
Other revenue	Miscellaneous		29,041	58,304

			11,677,880	12,227,127

		~~W~~	12,770,541	13,429,088

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel used for sales of goods.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	September 30, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,298,744	(276,166)	2,022,578
Short-term loans		95,189	(848)	94,341
Accounts receivable – other(*)		540,055	(23,527)	516,528
Accrued income		3,066	—	3,066
Guarantee deposits (Other current assets)		94,831	—	94,831

		3,031,885	(300,541)	2,731,344
Non-current assets:
Long-term loans		77,868	(41,395)	36,473
Long-term accounts receivable – other(*)		163,581	—	163,581
Guarantee deposits		160,168	—	160,168
Long-term accounts receivable – trade (Other non-current assets)		8,569	(1)	8,568

		410,186	(41,396)	368,790

	~~W~~	3,442,071	(341,937)	3,100,134

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2025 include ~~W~~296,829 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other(*)		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	~~W~~	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	258,030	32,672	(20,896)	6,361	276,167
Accounts receivable – other, etc.		67,586	2,814	(4,984)	354	65,770

	~~W~~	325,616	35,486	(25,880)	6,715	341,937

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	242,737	33,658	(24,487)	6,469	258,377
Accounts receivable – other, etc.		75,663	2,913	(8,447)	967	71,096

	~~W~~	318,400	36,571	(32,934)	7,436	329,473

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to impairment assessment, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,035,415	1,881,608
Others		97,927	64,002

	~~W~~	2,133,342	1,945,610

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,206,073	1,038,170
Others		59,738	70,236

	~~W~~	1,265,811	1,108,406

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	635,401	1,929,931	622,333	1,860,285

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Contract assets:	~~W~~	181,637	136,737
Contract liabilities:
Wireless service contracts		19,600	20,275
Customer loyalty programs		5,709	5,694
Fixed-line service contracts		230,658	151,427
Others		106,226	52,310

	~~W~~	362,193	229,706

(2)

Amounts of revenue recognized for the nine-month periods ended September 30, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~112,037 million and ~~W~~94,886 million, respectively.

8.	Inventories

(1)	Details of inventories as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	215,439	(7,107)	208,332	191,323	(8,121)	183,202
Supplies		16,781	—	16,781	26,581	—	26,581

	~~W~~	232,220	(7,107)	225,113	217,904	(8,121)	209,783

(2)

Inventories recognized as operating expenses for the nine-month periods ended September 30, 2025 and 2024 are ~~W~~958,028 million and ~~W~~980,840 million, respectively, which are included in cost of goods sold. In addition, reversal of valuation losses on inventories and valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~824 million and ~~W~~163 million for the nine-month periods ended September 30, 2025 and 2024, respectively. Write-offs included in other operating expenses for the nine-month periods ended September 30, 2025 and 2024 are ~~W~~24 million and ~~W~~34 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

9.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category	September 30, 2025		December 31, 2024
Beneficiary certificates	FVTPL	~~W~~	20,105	—

(2)	Details of long-term investment securities as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category	September 30, 2025		December 31, 2024
Equity instruments	FVOCI(*)	~~W~~	1,641,857	1,739,133
Debt instruments	FVTPL		135,983	138,789

		~~W~~	1,777,840	1,877,922

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		September 30, 2025			December 31, 2024
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	1,073,133	27.3	~~W~~	975,443
Korea IT Fund(*1)	Korea	63.3		362,154	63.3		363,138
UniSK	China	49.0		25,703	49.0		26,031
SK Technology Innovation Company	Cayman Islands	49.0		31,989	49.0		34,516
SK MENA Investment B.V.(*2)	Netherlands	32.1		6,459	32.1		17,273
SK Latin America Investment S.A.	Spain	32.1		1,676	32.1		1,357
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		362,679	20.0		391,572
Citadel Pacific Telecom Holdings, LLC(*3)	USA	15.0		53,329	15		51,780
SM Culture & Contents Co., Ltd.	Korea	22.8		35,151	22.8		39,567
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		15,791	27.3		15,635
Home Choice Corp.(*3)	Korea	17.8		2,824	17.8		3,238
Konan Technology Inc.	Korea	20.6		1,168	20.6		3,575
CMES Inc.(*3)	Korea	6.6		7,215	6.6		4,772
SK telecom Japan Inc.	Japan	24.9		3,606	24.9		3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)	Korea	22.8		255,848	26.1		298,327
SK m&service Co., Ltd.(*4)	Korea	30.0		23,950	—		—
Start-up Win-Win Fund and others(*3,5,6)	—	—		77,972	—		102,702

			~~W~~	2,340,647		~~W~~	2,332,629

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*7)	Korea	48.2		8,096	48.2		9,198

			~~W~~	2,348,743		~~W~~	2,341,827

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2025 and December 31, 2024 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group received ~~W~~10,955 million from the paid-in capital reduction of SK MENA Investment B.V. for the nine-month period ended September 30, 2025, with no change in ownership interest.
(*3)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*4)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, to SAMKOO Inc. and received ~~W~~53,997 million for the nine-month period ended September 30, 2025. As a result, the remaining shares have been reclassified as an investment in associate as of September 30, 2025.

(*5)

The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc., and recognized a ~~W~~1,189 million loss relating to investments in associates for the nine-month period ended September 30, 2025.

(*6)	The Group newly contributed ~~W~~10,596 million in cash to Syntelligence AI Ltd. for the nine-month period ended September 30, 2025.
(*7)	This investment was classified as investment in joint ventures as the Group has joint control pursuant to the agreement with the other shareholders.

(2)	Market values of investments in listed associates as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,295	22,033,898	28,534	1,400	22,033,898	30,847
Konan Technology Inc.		25,200	2,359,160	59,451	19,470	2,359,160	45,933
CMES Inc.		26,600	763,968	20,322	24,000	763,968	18,335

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	As of September 30, 2025
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.	Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*)
Current assets	~~W~~	166,078	1,770,950	1,079,954	283,021
Non-current assets		405,744	2,197,312	874,916	266,995
Current liabilities		—	37,862	77,617	675,914
Non-current liabilities		—	360,775	4,133	2,742

	For the nine-month period ended September 30, 2025
Revenue	~~W~~	13,116	48,614	68,484	10,562
Profit (loss) for the period		2,547	36,725	13,208	(88,678)
Other comprehensive income		9,879	447,193	12,468	—
Total comprehensive income (loss)		12,426	483,918	25,676	(88,678)

(*)

The financial information includes the goodwill held by Rebellions Inc. (formerly, SAPEON Korea Inc.), which was recognized as part of the identifiable net assets of the associate at the time the investment in the associate was made.

(In millions of won)
	As of December 31, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	For the nine-month period ended September 30, 2024
Revenue	~~W~~	14,515	50,024	53,550
Profit (loss) for the period		1,850	35,400	(166)
Other comprehensive income (loss)		10,930	(30,054)	5,848
Total comprehensive income		12,780	5,346	5,682

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	571,822	63.3	362,154	—	362,154
SK China Company Ltd.		3,569,625	27.3	973,480	99,653	1,073,133
SK South East Asia Investment Pte. Ltd.(*1)		1,813,395	20.0	362,679	—	362,679
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2,3)		(358,293)	22.8	(142,601)	398,449	255,848

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.
(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. (formerly, SAPEON Korea Inc.) at the time the investment in the associate was recognized.
(*3)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 39.8% as of September 30, 2025.

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(*)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	975,443	—	7,050	90,640	—	1,073,133
Korea IT Fund(*1)		363,138	—	1,615	6,257	(8,856)	362,154
UniSK		26,031	—	246	(574)	—	25,703
SK Technology Innovation Company		34,516	—	463	(1,627)	(1,363)	31,989
SK MENA Investment B.V.		17,273	—	386	(159)	(11,041)	6,459
SK Latin America Investment S.A.		1,357	—	191	128	—	1,676
SK South East Asia Investment Pte. Ltd.		391,572	—	583	(29,476)	—	362,679
Citadel Pacific Telecom Holdings, LLC(*1)		51,780	—	(381)	3,368	(1,438)	53,329
SM Culture & Contents Co., Ltd.		39,567	—	(4,262)	(154)	—	35,151
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	—	293	—	(137)	15,791
Home Choice Corp.		3,238	—	(414)	—	—	2,824
Konan Technology Inc.		3,575	—	(2,407)	—	—	1,168
CMES Inc.		4,772	3,374	(980)	49	—	7,215
SK telecom Japan Inc.		3,703	—	(126)	29	—	3,606
Rebellions Inc. (Formerly, SAPEON Korea Inc.)		298,327	(4,629)	(38,102)	252	—	255,848
SK m&service Co., Ltd(*2)		—	—	736	(352)	23,566	23,950
Start-up Win-Win Fund and others (*1,3,4)		102,702	11,252	930	359	(37,271)	77,972

		2,332,629	9,997	(34,179)	68,740	(36,540)	2,340,647
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	—	(1,102)	—	—	8,096

	~~W~~	2,341,827	9,997	(35,281)	68,740	(36,540)	2,348,743

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2025.
(*2)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, for the nine-month period ended September 30, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of September 30, 2025.

(*3)

The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc. and classified the investment in IonQ, Inc. as a financial asset at FVOCI for the nine-month period ended September 30, 2025.

(*4)	The acquisition for the nine-month period ended September 30, 2025 includes ~~W~~10,596 million of investments in Syntelligence AI Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	4,812	7,472	—	909,274
Korea IT Fund(*1)		336,404	—	1,172	6,922	(5,055)	339,443
UniSK		22,285	—	(242)	1,195	—	23,238
SK Technology Innovation Company		70,409	—	5,945	1,504	—	77,858
SK MENA Investment B.V.		14,872	—	921	320	—	16,113
SK Latin America Investment S.A.		14,607	—	(206)	476	—	14,877
SK South East Asia Investment Pte. Ltd.		355,282	—	2,146	2,708	—	360,136
Citadel Pacific Telecom Holdings, LLC		45,901	—	(31)	2,741	—	48,611
SM Culture & Contents Co., Ltd.		41,578	(3)	(1,577)	(129)	—	39,869
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	865	—	(135)	15,074
Home Choice Corp.		3,215	—	(86)	—	—	3,129
Konan Technology Inc.		6,349	—	(3,357)	—	—	2,992
CMES Inc.		900	(4,396)	(810)	55	8,984	4,733
SK telecom Japan Inc.		1,239	—	—	—	—	1,239
12CM JAPAN and others(*1,2)		81,142	5,963	1,653	49	(590)	88,217

		1,905,517	1,564	11,205	23,313	3,204	1,944,803
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(155)	—	—	9,340

	~~W~~	1,915,012	1,564	11,050	23,313	3,204	1,954,143

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2024.
(*2)

The acquisition for the nine-month period ended September 30, 2024 includes ~~W~~5,878 million of investment in SK AMERICAS Inc. (formerly, SK USA, Inc.), ~~W~~162 million of investment in SK VENTURE CAPITAL, LLC., ~~W~~271 million of investment in WALDEN SKT VENTURE FUND and ~~W~~20 million of investment in F&U Credit information Co., Ltd. The disposal for the nine-month period ended September 30, 2024 includes a portion of shares in SK AMERICAS Inc. (formerly, SK USA, Inc.) for ~~W~~167 million and a portion of Start-up Win-Win Fund for ~~W~~200 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2025 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2025		Cumulative loss	For the nine-month period ended September 30, 2025	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	6,526	28,704	(726)	560
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	6,526	33,891	(726)	436

11.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Other Changes(*)	Ending balance
Land	~~W~~	1,260,712	10,217	(282)	29,309	—	—	41,574	1,341,530
Buildings		765,818	10,299	(239)	50,519	(43,749)	—	150,222	932,870
Structures		210,987	683	(5)	5,414	(26,237)	—	—	190,842
Machinery		7,722,566	269,845	(4,338)	793,502	(1,646,540)	(359)	48,503	7,183,179
Other		369,007	93,185	(3,411)	(140,041)	(52,573)	—	4	266,171
Right-of-use assets		1,608,219	194,968	(58,050)	(2,913)	(318,393)	—	—	1,423,831
Construction in progress		680,085	775,110	(182)	(874,502)	—	—	—	580,511

	~~W~~	12,617,394	1,354,307	(66,507)	(138,712)	(2,087,492)	(359)	240,303	11,918,934

(*)	Other changes consist of increases in assets arising from business combinations under common control. (See note 35)

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,248,200	11	(322)	18,714	—	1,266,603
Buildings		773,392	1,045	(272)	42,122	(42,344)	773,943
Structures		234,879	1,129	(78)	5,989	(29,276)	212,643
Machinery		7,890,654	266,842	(2,958)	1,026,239	(1,701,797)	7,478,980
Other		485,157	270,213	(11,277)	(293,198)	(63,723)	387,172
Right-of-use assets		1,611,951	246,155	(45,963)	(21,702)	(299,457)	1,490,984
Construction in progress		761,963	638,608	(1,316)	(892,615)	—	506,640

	~~W~~	13,006,196	1,424,003	(62,186)	(114,451)	(2,136,597)	12,116,965

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

12.	Investment Property

(1)	Changes in investment property for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	9,787	11,189	—	20,976
Buildings		8,029	9,488	(922)	16,595
Right-of-use assets		8,795	2,669	(2,045)	9,419

	~~W~~	26,611	23,346	(2,967)	46,990

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	14,199	(1,278)	—	12,921
Buildings		10,242	(194)	(651)	9,397
Right-of-use assets		10,371	134	(1,191)	9,314

	~~W~~	34,812	(1,338)	(1,842)	31,632

(2)	The Group recognized lease income of ~~W~~5,743 million and ~~W~~4,743 million from investment property for the nine-month periods ended September 30, 2025 and 2024, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

13.	Leases

(1)	Details of the right-of-use assets as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	1,208,626	1,379,422
Others		215,205	228,797

	~~W~~	1,423,831	1,608,219

(2)	Details of amounts recognized in the condensed consolidated interim statements of income (loss) for the nine-month periods ended September 30, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	270,160	250,843
Others(*)		48,233	48,614

	~~W~~	318,393	299,457

Interest expense on lease liabilities	~~W~~	36,320	34,364

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

(3)	The total cash outflows for lease payments for the nine-month periods ended September 30, 2025 and 2024 amounted to ~~W~~316,608 million and ~~W~~344,967 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

14.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Other Changes(*)	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(353,295)	—	—	782,251
Land usage rights		309	84	—	—	(130)	—	—	263
Industrial rights		20,173	3,804	—	—	(3,451)	—	—	20,526
Development costs		27	—	—	—	(14)	—	—	13
Facility usage rights		13,314	421	(2)	219	(2,149)	—	—	11,803
Customer relations		246,119	—	—	—	(20,270)	—	—	225,849
Club memberships(*1)		78,618	6,264	(3,535)	—	—	(153)	—	81,194
Other(*2)		700,765	48,721	(414)	117,296	(219,895)	—	2	646,475

	~~W~~	2,194,871	59,294	(3,951)	117,515	(599,204)	(153)	2	1,768,374

(*)	Other changes consist of increases in assets arising from business combinations under common control. (See note 35)

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(353,295)	—	1,253,311
Land usage rights		587	70	(5)	—	(291)	—	361
Industrial rights		46,154	4,814	(240)	—	(3,690)	—	47,038
Development costs		49	—	—	—	(17)	—	32
Facility usage rights		14,313	1,050	(1)	496	(2,330)	—	13,528
Customer relations		273,150	—	—	—	(20,273)	—	252,877
Club memberships(*1)		97,186	3,596	(6,735)	—	—	—	94,047
Other(*2)		823,092	23,899	(1,483)	94,703	(253,551)	(2)	686,658

	~~W~~	2,861,137	33,429	(8,464)	95,199	(633,447)	(2)	2,347,852

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	32,936	Straight-line basis	Jul. 2021	Jun. 2026
1.8 GHz license		123,413		Dec. 2021	Dec. 2026
2.6 GHz license		151,765		Sept. 2016	Dec. 2026
2.1 GHz license		92,752		Dec. 2021	Dec. 2026
3.5 GHz license		381,385		Apr. 2019	Nov. 2028

	~~W~~	782,251

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

15.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	September 30, 2025		December 31, 2024
iM SECURITIES CO., LTD.	2.71	Oct. 16, 2025	~~W~~	40,000	—
KB SECURITIES CO., LTD.	2.71	Oct. 16, 2025		60,000	—
SK Securities Co., Ltd.	3.62	Oct. 2, 2025		50,000	50,000
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		50,000	50,000

			~~W~~	200,000	100,000

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2025 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	312,475
Non-current					203,125

As of January 1, 2025					515,600

New long-term borrowings:
	Industrial and Commercial Bank of China Ltd.	2.70	Sept. 13, 2027		100,000
	Mizuho Bank, Ltd.	2.75	Sept. 22, 2027		200,000

					300,000

Repayments of long-term borrowings:
	DBS Bank Ltd.	2.63	Mar. 10, 2025		(200,000)
	Korea Development Bank(*1)	1.87	Feb. 10, 2026		(9,375)
	Mizuho Bank, Ltd.	4.80	Jul. 25, 2025		(50,000)

					(259,375)

Other changes(*2)					25
Current(*3)					56,250
Non-current(*3)					500,000

As of September 30, 2025				~~W~~	556,250

(*1)	The long-term borrowing is to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	Other changes primarily reflect the amortization of the present value discount for the nine-month period ended September 30, 2025.
(*3)	~~W~~3,125 million were reclassified from non-current to current for the nine-month period ended September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2025 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	2,148,762	2,147,634
Non-current					6,384,000	6,363,646

As of January 1, 2025					8,532,762	8,511,280
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.98	Feb. 21, 2028		190,000	189,193
Unsecured corporate bonds	Refinancing fund	3.05	Feb. 21, 2030		70,000	69,692
Unsecured corporate bonds	Refinancing fund	3.17	Feb. 21, 2035		140,000	139,418
Unsecured corporate bonds	Refinancing fund	2.67	Sep. 11, 2028		80,000	79,696
Unsecured corporate bonds	Refinancing fund	2.82	Sep. 10, 2030		190,000	189,284
Unsecured corporate bonds	Refinancing fund	3.06	Sep. 11, 2035		40,000	39,821
Unsecured corporate bonds(*1)	Refinancing fund	2.76	Apr. 28, 2028		50,000	49,763
Unsecured corporate bonds(*1)	Refinancing fund	2.87	Apr. 29, 2030		120,000	119,504
Unsecured corporate bonds(*1)	Refinancing fund	2.97	Apr. 29, 2035		30,000	29,838
Unsecured corporate bonds(*1)	Business acquisition fund	3.09	Jun. 19, 2030		480,000	478,168
Unsecured corporate bonds(*1)	Business acquisition fund	3.38	Jun. 19, 2035		50,000	49,760
Registered unsecured private exchangeable bond	Refinancing fund	—	Nov. 28, 2027		32,000	19,021
Floating rate notes(*2)	Operating fund	SOFR rate + 0.59	May. 26, 2028		410,490 USD 300,000	409,163 USD 300,000

					1,882,490	1,862,321

Debentures repaid:
Unsecured corporate bonds	Operating and Refinancing fund	2.49	Feb. 26, 2025		(150,000)	(150,000)
Unsecured corporate bonds	Operating fund	2.66	Jul. 17, 2025		(70,000)	(70,000)
Unsecured corporate bonds	Operating fund	1.75	Jan. 14, 2025		(130,000)	(130,000)
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2025		(240,000)	(240,000)
Unsecured corporate bonds	Refinancing fund	4.00	Aug. 8, 2025		(300,000)	(300,000)
Unsecured corporate bonds(*1)	Operating and Refinancing fund	1.64	Jun. 11, 2025		(100,000)	(100,000)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2025 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Unsecured corporate bonds(*1)	Refinancing fund	1.41	Sep. 25, 2025		(160,000)		(160,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.58	Jan. 24, 2025		(100,000)		(100,000)
Unsecured corporate bonds(*1)	Operating and Refinancing fund	4.21	Feb. 28, 2025		(50,000)		(50,000)
Floating rate notes	Operating fund	SOFR rate + 1.17	Jun. 4, 2025		(414,420 (USD 300,000	) )	(414,420 (USD 300,000	) )
Convertible bonds(*3)	Operating fund	—	Mar. 21, 2028		(4,341 (USD 3,000	) )	(4,978 (USD 3,440	) )
Convertible bonds(*3)	Operating fund	—	Jun. 12, 2028		(23,371 (USD 16,150	) )	(26,337 (USD 18,200	) )
Convertible bonds(*3)	Operating fund	—	Jun. 23, 2028		(11,215 (USD 7,750	) )	(12,609 (USD 8,713	) )
Convertible bonds(*3)	Operating fund	—	Jul. 21, 2028		(11,577 (USD 8,000	) )	(12,938 (USD 8,941	) )

					(1,764,924)		(1,771,282)

Other changes(*4)					(71,822)		(56,755)
Current(*5)					1,011,306		1,000,652
Non-current(*5)					7,567,200		7,544,912

As of September 30, 2025				~~W~~	8,578,506		8,545,564

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Applied interest rate is the SOFR rate of 4.35% as of September 30, 2025.
(*3)	Convertible bonds were redeemed on February 7, 2025, pursuant to an early redemption request.
(*4)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the nine-month period ended September 30, 2025.
(*5)	~~W~~650,537 million was reclassified from non-current to current for the nine-month period ended September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

16.	Long-term Payables – other

(1)	As of September 30, 2025 and December 31, 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	September 30, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(5,789)	(13,355)
Current portion of long-term payables – other		(367,358)	(367,765)

Carrying amount at period end	~~W~~	178,778	539,955

(2)

The sum of portions repaid among the principal of long-term payables – other for the nine-month periods ended September 30, 2025 and 2024 amounts to ~~W~~369,150 million and ~~W~~369,150 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		182,775

	~~W~~	551,925

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

17.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025							As of September 30, 2025
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	119,623	3,616	(5,575)	(951)	(1)	116,712	37,613	79,099
Emission allowance		437	1,111	(266)	(1,062)	—	220	220	—
Other provisions		—	118	—	—	—	118	—	118

	~~W~~	120,060	4,845	(5,841)	(2,013)	(1)	117,050	37,833	79,217

(In millions of won)
	For the nine-month period ended September 30, 2024							As of September 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	4,445	(2,118)	(628)	3	121,726	41,823	79,903
Emission allowance		1,182	994	(130)	(2,024)	—	22	22	—
Other provisions		218	—	—	(218)	—	—	—	—

	~~W~~	121,424	5,439	(2,248)	(2,870)	3	121,748	41,845	79,903

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,134,697	1,142,324
Fair value of plan assets		(1,227,920)	(1,294,567)

Defined benefit assets(*)		(111,465)	(154,329)

Defined benefit liabilities		18,242	2,086

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2025		September 30, 2024
Beginning balance	~~W~~	1,142,324	1,121,679
Current service cost		95,226	98,070
Interest cost		32,343	35,456
Remeasurement
- Demographic assumption		221	—
- Financial assumption		(1,587)	3,449
- Adjustment based on experience		23,337	(17,683)
Benefit paid		(170,851)	(90,685)
Others		13,684	11,254

Ending balance	~~W~~	1,134,697	1,161,540

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2025		September 30, 2024
Beginning balance	~~W~~	1,294,567	1,292,416
Interest income		35,748	40,660
Remeasurement		3,770	2,583
Contributions		93,273	41,200
Benefit paid		(210,424)	(104,016)
Others		10,986	4,257

Ending balance	~~W~~	1,227,920	1,277,100

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2025 and 2024 is as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2025		September 30, 2024
Current service cost	~~W~~	95,226	98,070
Net interest income		(3,405)	(5,204)

	~~W~~	91,821	92,866

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(88,533)	(92,962)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 20)		14,511	14,498
Others(*3)		(14,234,639)	(14,045,981)

	~~W~~	(12,139,152)	(11,954,936)

(*1)

The Parent Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Parent Company’s shares issued have decreased without a change in share capital for the nine-month period ended September 30, 2024. Also, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2025 and 2024, and details of shares outstanding as of September 30, 2025 and 2024 are as follows:

(In shares)	September 30, 2025			September 30, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(3)	Details of treasury shares as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025		December 31, 2024
Number of shares(*)		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(*)

The Parent Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the nine-month period ended September 30, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million. Also, the Parent Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~24 million for the nine-month period ended September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

20.	Share-based payment arrangement

20.1	Share-based payment arrangement of the Parent Company

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5(*)	6	7-1(*)	7-2

Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the nine-month period ended September 30, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited for the nine-month period ended September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the nine-month period ended September 30, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
As of December 31, 2024	~~W~~	158,596
For the nine-month period ended September 30, 2025		(194)

	~~W~~	158,402

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,407 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of September 30, 2025 and December 31, 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.47%	2.30%	2.65%	2.47%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	54,300	54,300	54,300	54,300
Expected volatility	17.20%	17.20%	17.20%	17.20%
Expected dividends yield	6.52%	6.52%	6.52%	6.52%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	15,848	4,475	3,401	2,370

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows, Continued:

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023 PSU of SK Telecom Co., Ltd.	Granted in 2024 PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

20.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

The entire amount of remaining share-based payment arrangement granted by SAPEON Inc. to its employees was not exercised and was fully forfeited for the nine-month period ended September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

21.	Retained Earnings

Retained earnings as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		7,796,858	8,257,369

	~~W~~	22,815,616	22,976,127

22.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	547,130	262,657
Other comprehensive income of investments in associates and joint ventures		396,196	315,283
Valuation gain (loss) on derivatives		1,490	(8,044)
Foreign currency translation differences for foreign operations		50,404	77,047

	~~W~~	995,220	646,943

(2)	Changes in reserves for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		(15,620)	22,797	(289)	9,832	16,720

Balance as of September 30, 2024	~~W~~	160,588	205,499	(1,777)	39,626	403,936

Balance as of January 1, 2025	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		284,473	80,913	9,534	(26,643)	348,277

Balance as of September 30, 2025	~~W~~	547,130	396,196	1,490	50,404	995,220

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

23.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	8,286	24,005	8,428	25,135
Utilities		163,935	429,897	147,357	407,858
Taxes and dues		4,372	42,636	4,419	37,357
Repair		101,138	305,214	103,512	320,805
Research and development		98,244	268,201	102,404	288,814
Training		8,143	19,912	7,715	21,233
Bad debt for accounts receivable – trade		12,789	32,672	9,130	33,658
Travel		3,103	11,376	3,925	14,566
Supplies and others		47,341	280,128	27,052	81,161

	~~W~~	447,351	1,414,041	413,942	1,230,587

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	7,274	18,684	3,065	11,245
Others		7,143	31,978	5,345	20,737

	~~W~~	14,417	50,662	8,410	31,982

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	2,512	6,474	4,497	8,721
Impairment loss on property and equipment and intangible assets		153	512	—	2
Donations		3,762	12,731	1,594	9,898
Bad debt (reversal) for accounts receivable – other		(498)	2,814	583	2,913
Others		135,505	139,175	1,131	1,667

	~~W~~	141,434	161,706	7,805	23,201

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	17,672	56,135	20,382	59,835
Dividends		12,136	44,587	5,294	27,982
Gain on foreign currency transactions		6,387	15,484	4,525	14,822
Gain on foreign currency translations		522	4,998	(2,316)	1,791
Gain relating to financial instruments at FVTPL		252	669	991	19,236

	~~W~~	36,969	121,873	28,876	123,666

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expenses	~~W~~	97,374	290,020	97,470	301,584
Loss on sale of accounts receivable – other		4,449	13,217	7,382	28,426
Loss on foreign currency transactions		8,550	22,344	7,110	14,467
Loss on foreign currency translations		(2,773)	3,757	(40)	2,860
Loss relating to financial instruments at FVTPL		(21)	80	95,353	95,419
Loss on settlement of derivatives		—	7,298	—	—
Loss on repayment of debentures		(5)	465	—	—
Other finance costs		—	23,356	—	—

	~~W~~	107,574	360,537	207,275	442,756

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	10,319	37,404	13,602	39,878
Interest income on loans and others		7,353	18,731	6,780	19,957

	~~W~~	17,672	56,135	20,382	59,835

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	5,831	21,216	7,072	24,029
Interest expense on debentures		71,350	207,643	67,848	206,077
Others		20,193	61,161	22,550	71,478

	~~W~~	97,374	290,020	97,470	301,584

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	12,789	32,672	9,130	33,658
Other receivables		(498)	2,814	583	2,913

	~~W~~	12,291	35,486	9,713	36,571

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

27.	Earnings (loss) per Share

Earnings (loss) per share is calculated for profit (loss) attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings (loss) per share

1)	Basic earnings (loss) per share for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Basic earnings (loss) per share attributable to owners of the Parent Company:
Profit (loss) attributable to owners of the Parent Company	~~W~~	(158,198)	295,862	268,905	959,297
Interest on hybrid bonds		(4,950)	(14,850)	(4,950)	(14,850)

Profit (loss) attributable to owners of the Parent Company on common shares		(163,148)	281,012	263,955	944,447
Weighted average number of common shares outstanding		212,982,275	212,943,216	212,886,342	212,835,311

Basic earnings (loss) per share (in won)	~~W~~	(766)	1,320	1,240	4,437

2)	Weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2025	214,790,053	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	95,933	56,874

	212,982,275	212,982,275	212,943,216

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(314,748)
Disposal of treasury shares	503,612	503,612	450,329

	212,886,342	212,886,342	212,835,311

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

27.	Earnings (loss) per Share, Continued

(2)	Diluted earnings (loss) per share

1)	Diluted earnings (loss) per share for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit (loss) attributable to owners of the Parent Company on common shares	~~W~~	(163,148)	281,012	263,955	944,447
Adjusted weighted average number of common shares outstanding		212,982,275	213,193,075	213,479,404	213,414,191

Diluted earnings (loss) per share (in won)	~~W~~	(766)	1,318	1,236	4,425

2)	Adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In shares)
	2025		2024
	Three-month period ended September 30	Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1	212,886,342	212,886,342	212,699,730	212,699,730
Effect of treasury shares	95,933	56,874	186,612	135,581
Effect of share option(*)	—	249,859	593,062	578,880

Adjusted weighted average number of common shares outstanding	212,982,275	213,193,075	213,479,404	213,414,191

(*)

For the three-month period ended September 30, 2025, there were no dilutive effects from potential common shares, as the Group incurred a net loss. Accordingly, the diluted loss per share is equal to the basic loss per share.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

28.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	570,587	—	814,136	—	1,384,723
Short-term investment securities		20,105	—	—	—	20,105
Financial instruments		15,000	—	266,311	—	281,311
Long-term investment securities(*)		135,983	1,641,857	—	—	1,777,840
Accounts receivable – trade		—	—	2,031,146	—	2,031,146
Loans and other receivables		296,829	—	767,231	—	1,064,060
Derivative financial assets		67,217	—	—	153,736	220,953

	~~W~~	1,105,721	1,641,857	3,878,824	153,736	6,780,138

(*)	The Group designated ~~W~~1,641,857 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	310,721	—	1,713,000	—	2,023,721
Financial instruments(*1)		5,000	—	319,263	—	324,263
Long-term investment securities(*2)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade(*1)		—	—	2,000,382	—	2,000,382
Loans and other receivables(*1)		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	~~W~~	748,582	1,739,133	4,729,861	270,797	7,488,373

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2024 are not included.
(*2)	The Group designated ~~W~~1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	September 30, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	192,507	—	192,507
Derivative financial liabilities		15,387	—	1,340	16,727
Borrowings		—	756,250	—	756,250
Debentures		—	8,545,564	—	8,545,564
Lease liabilities(*)		—	1,529,473	—	1,529,473
Accounts payable - other and others		—	3,395,855	—	3,395,855

	~~W~~	15,387	14,419,649	1,340	14,436,376

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*1,2)		—	1,637,951	—	1,637,951
Accounts payable - other and others(*2)		—	5,018,850	—	5,018,850

	~~W~~	2,689	15,910,189	748	15,913,626

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2024 are not included.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs foreign exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	156,344	~~W~~	219,227	1,034,339	~~W~~	1,450,350
EUR	12,481		20,526	8		14
Others	—		564	—		1,583

		~~W~~	240,317		~~W~~	1,451,947

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of September 30, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	16,492	(16,492)	~~W~~	12,308	(12,308)
EUR		2,052	(2,052)		1,531	(1,531)
Others		(102)	102		(76)	76

	~~W~~	18,442	(18,442)	~~W~~	13,763	(13,763)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~420,660 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income tax for the nine-month period ended September 30, 2025 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of September 30, 2025, the floating-rate long-term payables – other amount to ~~W~~551,925 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the nine-month period ended September 30, 2025 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
~~W~~	(4,139)	4,139	~~W~~	(3,089)	3,089

(iii)	Price fluctuations risk

As of September 30, 2025, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the nine-month period ended September 30, 2025 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	70,406	(70,406)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum	credit exposure as of September 30, 2025 and December 31, 2024 is as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	1,384,533	2,023,543
Financial instruments		281,311	324,263
Long-term investment securities		2,603	2,205
Accounts receivable – trade		2,031,146	2,000,382
Contract assets		181,637	136,737
Loans and other receivables		1,064,060	920,977
Derivative financial assets		220,953	341,108

	~~W~~	5,166,243	5,749,215

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of September 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Accounts payable – trade	~~W~~	192,507	192,507	192,507	—	—
Borrowings(*)		756,250	766,817	263,733	503,084	—
Debentures(*)		8,545,564	9,741,396	1,294,944	6,237,933	2,208,519
Lease liabilities		1,529,473	1,769,662	412,401	985,746	371,515
Accounts payable – other and others(*)		3,395,855	3,416,217	3,215,154	201,063	—

	~~W~~	14,419,649	15,886,599	5,378,739	7,927,826	2,580,034

(*) The contractual cash flow is amount that includes estimated interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of September 30, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	153,736	158,511	20,583	137,928
Liabilities		(1,340)	(1,359)	(1,058)	(301)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2024.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Total liabilities	~~W~~	17,086,403	18,687,621
Total equity		11,808,944	11,827,634

Debt-equity ratios		144.69%	158.00%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of September 30, 2025 are as follows:

(In millions of won)	September 30, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,105,721	—	902,521	203,200	1,105,721
Derivative hedging instruments		153,736	—	153,736	—	153,736
FVOCI		1,641,857	943,423	224,640	473,794	1,641,857

	~~W~~	2,901,314	943,423	1,280,897	676,994	2,901,314

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	15,387	—	—	15,387	15,387
Derivative hedging instruments		1,340	—	1,340	—	1,340

	~~W~~	16,727	—	1,340	15,387	16,727

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	756,250	—	758,981	—	758,981
Debentures		8,545,564	—	8,655,481	—	8,655,481
Long-term payables – other		546,136	—	551,765	—	551,765

	~~W~~	9,847,950	—	9,966,227	—	9,966,227

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)
	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	~~W~~	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	~~W~~	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	10,034,600	—	10,132,184	—	10,132,184

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVTPL and financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium, and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2025 are as follows:

Interest rate
Derivative instruments	2.08% ~ 6.80%
Borrowings and debentures	2.69% ~ 3.02%
Long-term payables – other	2.58% ~ 2.78%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the nine-month period ended September 30, 2025. The changes in financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of September 30, 2025
Financial assets
FVTPL	~~W~~	209,101	17	(2,735)	6,582	(14,861)	5,096	203,200
FVOCI		478,588	—	(3,171)	1,437	(3,060)	—	473,794

	~~W~~	687,689	17	(5,906)	8,019	(17,921)	5,096	676,994

Financial liabilities
FVTPL	~~W~~	(2,689)	—	581	(13,279)	—	—	(15,387)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	September 30, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	203,133	(188,905)	14,228
Financial liabilities:
Accounts payable – other and others	~~W~~	193,447	(188,905)	4,542

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	~~W~~	180,323	(174,372)	5,951

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

As of September 30, 2025, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensations given to such key management for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	894	5,833	768	4,906
Defined benefits plan expenses		159	680	204	1,159
Share option		(201)	(69)	1,169	882

	~~W~~	852	6,444	2,141	6,947

Compensation for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
		For the period ended September 30, 2025
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	11,290	21,104	148,567	484,779	74,554	138,805

Associates	SK m&service Co., Ltd.		599	2,838	10,521	22,024	237	843
	Others(*3,4)		3,743	13,435	2,081	19,268	69,012	69,012

			4,342	16,273	12,602	41,292	69,249	69,855

Others	SK Innovation Co., Ltd.		1,800	5,498	5,033	14,432	—	2,050
	SK Energy Co., Ltd.		398	1,201	6	69	—	—
	SK Geo Centric Co., Ltd.		154	522	—	13	—	—
	SK Networks Co., Ltd.(*5)		3,552	9,159	338,914	779,461	—	—
	SK Networks Service Co., Ltd.		1,314	3,950	14,993	45,285	652	1,021
	SK Ecoplant Co., Ltd.		947	2,165	143	143	—	—
	SK hynix Inc.		16,920	49,523	511	779	—	—
	SK Shieldus Co., Ltd.		14,370	42,296	43,143	118,094	3,629	12,560
	Content Wavve Corp.		748	8,360	16	33,052	—	—
	Eleven Street Co., Ltd.		20,571	54,275	7,655	21,868	—	—
	SK Planet Co., Ltd.		1,754	6,469	17,541	54,770	1,041	1,151
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		287	1,000	272	882	—	—
	Tmap Mobility Co., Ltd.		2,181	10,713	1,406	4,001	—	—
	One Store Co., Ltd.		2,928	9,451	8	29	—	—
	Dreamus Company		578	3,417	11,763	38,842	—	—
	UNA Engineering Inc.		24	69	13,910	40,918	9,502	21,088
	Happy Narae Co., Ltd.		84	625	2,768	12,118	9,002	14,916
	Others		9,941	29,183	10,983	41,723	—	19,803

			78,551	237,876	469,065	1,206,479	23,826	72,589

		~~W~~	94,183	275,253	630,234	1,732,550	167,629	281,249

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Parent Company.
(*3)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Group was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*4)	Operating revenue and others include ~~W~~10,753 million of dividends received which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~726,920 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

30.  Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2024
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,714	13,908	157,323	486,441	28,759	44,034

Associates	F&U Credit information Co., Ltd.		863	2,427	12,131	36,774	—	203
	Daehan Kanggun BcN Co., Ltd.		3,565	9,227	—	—	—	—
	Others(*3)		1,270	8,033	2,406	9,742	—	—

			5,698	19,687	14,537	46,516	—	203

Others	SK Innovation Co., Ltd.		4,520	12,170	4,988	12,656	—	—
	SK Energy Co., Ltd.		713	2,401	(20)	166	—	—
	SK Geo Centric Co., Ltd.		177	584	1	2	—	—
	SK Networks Co., Ltd.(*4)		1,216	4,106	293,767	740,061	—	—
	SK Networks Service Co., Ltd.		1,281	3,884	17,457	49,296	1,205	1,983
	SK Ecoplant Co., Ltd.		775	1,863	—	—	—	—
	SK hynix Inc.		13,926	36,465	39	189	—	—
	SK Shieldus Co., Ltd.		16,583	45,950	37,026	112,787	2,327	5,388
	Content Wavve Corp.		3,992	9,151	22,903	63,245	—	—
	Eleven Street Co., Ltd.		17,065	51,403	8,198	22,565	—	—
	SK Planet Co., Ltd.		4,818	12,039	21,996	62,296	719	9,355
	SK RENT A CAR Co., Ltd.(*5)		2,069	8,336	3,607	14,462	—	169
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		358	1,162	144	484	—	—
	Tmap Mobility Co., Ltd.		5,802	18,419	1,525	4,748	—	—
	One Store Co., Ltd.		3,357	11,629	428	1,175	—	—
	Dreamus Company		1,389	4,175	16,620	49,980	265	265
	UNA Engineering Inc.		21	67	13,807	39,741	9,275	17,583
	Happy Narae Co., Ltd.		361	975	3,630	9,977	20,777	44,899
	Others		11,399	35,146	4,491	14,175	678	17,400

			89,822	259,925	450,607	1,198,005	35,246	97,042

		~~W~~	100,234	293,520	622,467	1,730,962	64,005	141,279

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~5,780 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~702,398 million.
(*5)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the nine-month period ended September 30, 2024, and the transactions above occurred before the related party relationship terminated.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		September 30, 2025
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	4,746	121,155
Associates	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	SK m&service Co., Ltd.		—	630	47,660
	Others		—	1,212	4,089

			22,147	1,842	51,749

Others	SK Innovation Co., Ltd.		—	3,256	22,181
	SK Networks Co., Ltd.		—	862	208,252
	Mintit Co., Ltd.		—	2,554	14
	SK hynix Inc.		—	16,052	117
	Happy Narae Co., Ltd.		—	86	5,334
	SK Shieldus Co., Ltd.		—	13,821	21,897
	Content Wavve Corp.		—	57	9
	Incross Co., Ltd.		—	1,411	5,927
	Eleven Street Co., Ltd.		—	31,299	3,903
	SK Planet Co., Ltd.		—	273	5,980
	UNA Engineering Inc.		—	—	12,464
	Others		—	8,175	25,144

			—	77,846	311,222

		~~W~~	22,147	84,434	484,126

(*)	As of September 30, 2025, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc.		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		~~W~~	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021, when the agreement was signed, and the negotiation period for the real estate that matured after the first three-year period was extended by three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the nine-month period ended September 30, 2025 are as presented in note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,198 million as of September 30, 2025.

(2)	Legal claims and litigations

As of September 30, 2025, the Group is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with the retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~314,994 million and ~~W~~241,962 million as of September 30, 2025 and December 31, 2024, respectively, which the Parent Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

31.	Commitments and Contingencies, Continued

(5)

According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios, such as the debt ratio at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

(6)

The Parent Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Parent Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2025		September 30, 2024
Interest income	~~W~~	(56,135)	(59,835)
Dividends		(44,587)	(27,982)
Gain on foreign currency translations		(4,998)	(1,791)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net		19,956	(24,685)
Gain on disposal of property and equipment and intangible assets		(18,684)	(11,245)
Gain relating to financial instruments at FVTPL		(669)	(19,236)
Other finance costs		23,356	—
Interest expenses		290,020	301,584
Loss on foreign currency translations		3,757	2,860
Loss on repayment of debentures		465	—
Loss on sale of accounts receivable – other		13,217	28,426
Income tax expense		306,327	291,346
Expense related to defined benefit plan		91,821	92,866
Share option expenses (reversal)		(499)	5,460
Bonus paid by treasury shares		262	24,988
Depreciation and amortization		2,689,663	2,771,886
Bad debt for accounts receivable – trade		32,672	33,658
Impairment loss on property and equipment and intangible assets		512	2
Loss on disposal of property and equipment and intangible assets		6,474	8,721
Bad debt for accounts receivable – other		2,814	2,913
Loss relating to financial instruments at FVTPL		80	95,419
Loss on settlement of derivatives		7,298	—
Other income (expenses)		22,860	(3,183)

	~~W~~	3,385,982	3,512,172

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2025		September 30, 2024
Accounts receivable – trade	~~W~~	(39,147)	(189,225)
Accounts receivable – other		(190,572)	(40,419)
Advanced payments		9,746	(17,757)
Prepaid expenses		(343,662)	(35,026)
Inventories		(15,958)	(43,607)
Long-term accounts receivable – other		30,567	(43,303)
Contract assets		(48,742)	(7,891)
Guarantee deposits		22,895	2,780
Accounts payable – trade		66,335	25,357
Accounts payable – other		(44,042)	(160,901)
Withholdings		58,665	235,215
Contract liabilities		133,496	14,494
Deposits received		7,929	438
Accrued expenses		192,537	71,138
Provisions		(383)	(23)
Long-term provisions		(709)	(246)
Plan assets		117,151	62,816
Retirement benefits payment		(170,851)	(90,685)
Others		(3,435)	(2,808)

	~~W~~	(218,180)	(219,653)

(3)	Material non-cash transactions for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2025		September 30, 2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(308,236)	(408,442)
Increase of right-of-use assets		194,968	246,155
Transfer from property and equipment to investment property		23,346	(1,338)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

33.	Emissions Liabilities

(1)	Quantities of emissions rights allocated free of charge for each implementation year as of September 30, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,766,850	1,597,964	8,089,916

(*)	The finalized changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in the nine-month period ended September 30, 2025	Total
Beginning	306,575	414,356	517,280	1,238,211
Allocation at no cost	1,736,918	1,766,850	1,597,964	5,101,732
Sale	(56,266)	(41,446)	(250,738)	(348,450)
Surrender or shall be surrendered	(1,572,871)	(1,622,480)	(1,864,506)	(5,059,857)

Ending	414,356	517,280	—	931,636

(3)	As of September 30, 2025, the estimated annual greenhouse gas emissions quantities of the Group are 1,864,506 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

34.	Assets and Liabilities Held for Sale

Assets and liabilities held for sale as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		September 30, 2025		December 31, 2024
Assets:
Disposal Groups(*1)	Cash and cash equivalents	~~W~~	—	22,986
	Accounts receivable – trade and other, net		—	71,401
	Prepaid expenses		—	1,127
	Inventories, net		—	3,740
	Property and equipment, net		—	17,412
	Investment property, net		—	1,719
	Intangible assets, net		—	5,655
	Goodwill		—	2,516
	Financial instrument		—	10
	Defined benefit assets		—	7,601
	Advanced payments and others		—	17,559
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	11,138
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Long-term investment securities	Digital Content Korea Fund		—	3,395
	Central Fusion Content Fund		—	883
	P&I Cultural Innovation Fund		—	818
Property and equipment	—		—	6,133

		~~W~~	746	174,839
Liabilities:
Disposal Groups(*1)	Accounts payable – other	~~W~~	—	82,206
	Withholdings		—	16,161
	Lease liabilities		—	2,745
	Contract liabilities		—	1,261
	Provisions		—	1,924
	Other current liabilities		—	1,904
	Deferred tax liabilities		—	151

		~~W~~	—	106,352

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

34.	Assets and Liabilities Held for Sale, Continued

Assets and liabilities held for sale as of September 30, 2025 and December 31, 2024 are as follows, Continued:

(*1)

For the year ended December 31, 2024, the Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified assets and liabilities of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets and liabilities held for sale. The disposal of these subsidiaries was completed for the nine-month period ended September 30, 2025.

(*2)	The Group disposed of the shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~7,367 million relating to investments in associates for the nine-month period ended September 30, 2025.

35.	Business Combinations Under Common Control

(1)	General Information

On July 1, 2025, SK Broadband Co., Ltd., a subsidiary of the Parent Company, acquired the Pangyo Data Center business from SK Inc., a related party.

As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others for the nine-month period ended September 30, 2025.

(2)	Considerations transferred and identifiable assets acquired and liabilities assumed are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	506,844

II. Identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other, net		19,085
Property and equipment, net		240,303
Intangible assets, net		2
Accounts payable – trade and other		(3,992)

		255,398

III. Capital surplus and others(I - II)	~~W~~	251,446

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

36.	Subsequent Events

At its meeting on October 29, 2025, the Board of Directors of the Group resolved to dispose of its building located in Pangyo to SK REIT Co., Ltd. for ~~W~~215,699 million on November 26, 2025, and to lease back the building until November 25, 2030.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

For the nine-month period ended September 30, 2025

(With the Independent Auditor’s Review report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2025, the condensed separate interim statements of income (loss) and comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2025, the condensed separate statements of changes in equity and cash flows for the nine-month period ended September 30, 2025, and notes, comprising a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The accompanying condensed separate interim statements of income (loss) and comprehensive income (loss) for the three and nine-month periods ended September 30, 2024, and the condensed separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2024, presented for comparative purposes were reviewed by another auditor, whose report dated November 13, 2024, stated that based on their review, nothing has come to their attention that causes them to believe those condensed separate interim financial statements do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 10, 2025, expressed an unmodified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2025

This report is effective as of November 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

The accompanying condensed separate interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang
Chief Executive Officer
SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of won)	Note	September 30, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	457,271	1,165,158
Short-term financial instruments	27,28		79,000	79,000
Accounts receivable – trade, net	4,27,28,29		1,546,311	1,508,893
Short-term loans, net	4,27,28		83,942	55,577
Accounts receivable – other, net	4,27,28,29,30		598,328	390,243
Contract assets	6,28		5,913	5,275
Prepaid expenses	5		1,990,013	1,802,742
Guarantee deposits	4,27,28,29		53,580	67,521
Derivative financial assets	27,28		—	80,650
Inventories, net			29,118	38,982
Non-current assets held for sale	33		—	11,568
Advanced payments and others	4,27,28		20,149	36,796

			4,863,625	5,242,405

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,197,946	1,418,465
Investments in subsidiaries, associates and joint ventures	8		5,956,994	4,899,558
Property and equipment, net	9,11,29		7,768,101	8,515,225
Investment property, net	10		51,092	35,462
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		1,286,354	1,683,018
Long-term loans, net	4,27,28,29		460	490
Long-term accounts receivable – other, net	4,27,28,30		237,575	239,008
Long-term contract assets	6,28		12,635	13,301
Long-term prepaid expenses	5		1,070,516	894,226
Guarantee deposits, net	4,27,28,29		80,564	85,939
Long-term derivative financial assets	27,28		123,120	148,172
Defined benefit assets	16		74,120	103,518
Other non-current assets			249	249

			19,166,316	19,343,221

Total Assets		~~W~~	24,029,941	24,585,626

(Continued)

1

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2025 and December 31, 2024

(In millions of won)	Note	September 30, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	13,27,28	~~W~~	100,000	—
Accounts payable – other	27,28,29		1,182,385	1,543,989
Contract liabilities	6		128,195	76,682
Withholdings	27,28		748,263	717,547
Accrued expenses	27,28		1,129,002	996,204
Income tax payable	25		63,845	172,008
Provisions	15,32		31,033	40,710
Current portion of long-term debt, net	13,27,28		879,708	1,930,070
Lease liabilities	27,28,29		345,994	308,141
Current portion of long-term payables – other	14,27,28		367,358	367,765
Derivative financial liabilities	27,28		—	78,467
Other current liabilities	27,28		12,103	9,303

			4,987,886	6,240,886

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,577,613	4,955,124
Long-term borrowings, excluding current portion, net	13,27,28		500,000	200,000
Long-term payables – other	14,27,28		178,778	539,955
Long-term contract liabilities	6		1,642	1,528
Long-term derivative financial liabilities	27,28		4,029	3,437
Long-term lease liabilities	27,28,29		781,900	850,311
Long-term provisions	15		67,753	60,395
Deferred tax liabilities	25		876,012	717,278
Other non-current liabilities	27,28		59,687	55,858

			8,047,414	7,383,886

Total Liabilities			13,035,300	13,624,772

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,547,688)	(4,551,820)
Retained earnings	19		15,116,780	15,273,451
Reserves	20		395,056	208,730

Total Shareholders’ Equity			10,994,641	10,960,854

Total Liabilities and Shareholders’ Equity		~~W~~	24,029,941	24,585,626

The accompanying notes are an integral part of the condensed separate interim financial statements.

2

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income (Loss)

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In millions of won, except for earnings per share)		2025			2024
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	21,29
Revenue		~~W~~	2,664,748	8,967,323	3,203,229	9,583,437
Operating expenses:	29
Labor			237,434	740,386	243,367	747,366
Commission	5		1,196,537	3,560,906	1,169,848	3,521,480
Depreciation and amortization			623,235	1,877,730	659,441	1,983,120
Network interconnection			86,270	298,984	116,303	357,350
Leased lines			48,038	145,028	48,925	144,124
Advertising			24,023	67,396	36,333	82,499
Rent			31,552	95,897	31,158	88,563
Cost of goods sold			147,509	436,904	148,467	447,549
Others	22		322,330	1,063,008	292,397	867,554

			2,716,928	8,286,239	2,746,239	8,239,605

Operating profit (loss)			(52,180)	681,084	456,990	1,343,832
Finance income	24		28,265	267,696	16,136	258,753
Finance costs	24		(80,581)	(277,544)	(180,314)	(366,323)
Other non-operating income	23		12,382	37,349	5,644	17,943
Other non-operating expenses	23		(139,810)	(157,814)	(6,499)	(21,215)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	8		1,416	14,768	(150)	11,329

Profit (loss) before income tax			(230,508)	565,539	291,807	1,244,319
Income tax expense (benefit)	25		(23,877)	260,695	69,450	249,524

Profit (loss) for the period		~~W~~	(206,631)	304,844	222,357	994,795

Earnings (loss) per share:	26
Basic earnings (loss) per share (in won)		~~W~~	(993)	1,362	1,021	4,604
Diluted earnings (loss) per share (in won)			(993)	1,360	1,018	4,592

The accompanying notes are an integral part of the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In millions of won)		2025			2024
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit (loss) for the period		~~W~~	(206,631)	304,844	222,357	994,795

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		7,490	(17,804)	12,718	20,262
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		113,716	331,749	(54,412)	(71,221)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(1,257)	2,798	(5,606)	(3,769)

Other comprehensive income (loss) for period, net of taxes			119,949	316,743	(47,300)	(54,728)

Total comprehensive income (loss)		~~W~~	(86,682)	621,587	175,057	940,067

The accompanying notes are an integral part of the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	994,795	—	994,795
Other comprehensive loss	16,20		—	—	—	—	—	—	—	(27,558)	(27,170)	(54,728)

			—	—	—	—	—	—	—	967,237	(27,170)	940,067

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends			—	—	—	—	—	—	—	(353,387)	—	(353,387)
Share option	18		—	—	—	—	3,864	78	3,942	—	—	3,942
Interest on hybrid bonds			—	—	—	—	—	—	—	(14,850)	—	(14,850)
Acquisition and disposal of treasury shares	17,18		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	17,18		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	3,864	213	213,096	(791,572)	—	(578,476)

Balance as of September 30, 2024		~~W~~	30,493	1,771,000	(92,962)	398,509	13,682	(6,643,280)	(4,553,051)	15,208,138	112,104	10,797,684

Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	304,844	—	304,844
Other comprehensive income	16,20		—	—	—	—	—	—	—	130,417	186,326	316,743

			—	—	—	—	—	—	—	435,261	186,326	621,587

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,531)	—	(223,531)
Interim dividends			—	—	—	—	—	—	—	(353,551)	—	(353,551)
Share option	18		—	—	—	—	13	(1,197)	(1,184)	—	—	(1,184)
Interest on hybrid bonds			—	—	—	—	—	—	—	(14,850)	—	(14,850)
Disposal of treasury shares	17,18		—	—	4,429	—	—	887	5,316	—	—	5,316

			—	—	4,429	—	13	(310)	4,132	(591,932)	—	(587,800)

Balance as of September 30, 2025		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,175)	(4,547,688)	15,116,780	395,056	10,994,641

The accompanying notes are an integral part of the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	304,844	994,795
Adjustments for income and expenses	31		2,276,621	2,514,620
Changes in assets and liabilities related to operating activities	31		(470,270)	(225,790)

			2,111,195	3,283,625
Interest received			22,857	26,153
Dividends received			222,080	207,112
Interest paid			(223,588)	(236,091)
Income tax paid			(318,184)	(247,792)

Net cash provided by operating activities			1,814,360	3,033,007

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	80,024
Collection of short-term loans			56,997	92,314
Proceeds from disposals of long-term investment securities			642,598	34,089
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			15,817	17,222
Proceeds from disposals of non-current assets held for sale			24,234	—
Proceeds from disposals of property and equipment			8,818	11,993
Proceeds from disposals of intangible assets			6,552	4,176

			755,016	239,818
Cash outflows for investing activities:
Increase in short-term loans			(85,619)	(92,481)
Acquisitions of long-term investment securities			(500)	(1,145)
Cash outflows from settlement of derivatives			(78,467)	—
Acquisitions of investments in subsidiaries, associates and joint ventures			(1,081,986)	(48,883)
Acquisitions of property and equipment			(865,114)	(1,089,631)
Acquisitions of intangible assets			(40,282)	(9,147)

			(2,151,968)	(1,241,287)

Net cash used in investing activities		~~W~~	(1,396,952)	(1,001,469)

(Continued)

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	100,000	—
Proceeds from long-term borrowings			300,000	—
Proceeds from issuance of debentures			1,116,267	398,306
Cash inflows from settlement of derivatives			52,859	—

			1,569,126	398,306
Cash outflows for financing activities:
Repayments of long-term borrowings			(200,000)	(380,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(1,304,420)	(410,000)
Payments of dividends			(577,062)	(576,703)
Acquisition of treasury shares			—	(15,788)
Payments of interest on hybrid bonds			(14,850)	(14,850)
Repayments of lease liabilities			(229,405)	(249,981)

			(2,694,887)	(2,016,472)

Net cash used in financing activities			(1,125,761)	(1,618,166)

Net increase (decrease) in cash and cash equivalents			(708,353)	413,372
Cash and cash equivalents at beginning of the period			1,165,158	631,066
Effects of exchange rate changes on cash and cash equivalents			466	147

Cash and cash equivalents at end of the period		~~W~~	457,271	1,044,585

The accompanying notes are an integral part of the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of September 30, 2025, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	15,370,553	7.16
Institutional investors and other shareholders	128,096,838	59.64
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2024. The accompanying condensed separate interim financial statements have been translated into English from the Korean language financial statements.

These interim financial statements are condensed separate interim financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2024.

2)	Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

3.	Material Accounting Policies

The material accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised KIFRS applied from January 1, 2025, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Company’s condensed separate interim financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	September 30, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,667,920	(121,609)	1,546,311
Short-term loans		84,790	(848)	83,942
Accounts receivable – other(*)		618,601	(20,273)	598,328
Guarantee deposits		53,580	—	53,580
Accrued income		641	—	641

		2,425,532	(142,730)	2,282,802
Non-current assets:
Long-term loans		41,500	(41,040)	460
Long-term accounts receivable – other(*)		237,575	—	237,575
Guarantee deposits		80,564	—	80,564

		359,639	(41,040)	318,599

	~~W~~	2,785,171	(183,770)	2,601,401

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2025 include ~~W~~296,829 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,611,947	(103,054)	1,508,893
Short-term loans		56,138	(561)	55,577
Accounts receivable – other(*)		412,310	(22,067)	390,243
Guarantee deposits		67,521	—	67,521
Accrued income		2,243	—	2,243

		2,150,159	(125,682)	2,024,477
Non-current assets:
Long-term loans		41,530	(41,040)	490
Long-term accounts receivable – other(*)		239,008	—	239,008
Guarantee deposits		85,939	—	85,939

		366,477	(41,040)	325,437

	~~W~~	2,516,636	(166,722)	2,349,914

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	103,054	29,038	(15,612)	5,129	121,609
Accounts receivable – other, etc.		63,668	2,849	(4,671)	315	62,161

	~~W~~	166,722	31,887	(20,283)	5,444	183,770

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	94,245	21,890	(15,758)	5,492	105,869
Accounts receivable – other, etc.		69,555	3,108	(8,447)	876	65,092

	~~W~~	163,800	24,998	(24,205)	6,368	170,961

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to impairment assessment, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,928,426	1,773,253
Others		61,587	29,489

	~~W~~	1,990,013	1,802,742

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,040,219	856,138
Others		30,297	38,088

	~~W~~	1,070,516	894,226

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	611,691	1,773,625	584,358	1,755,659

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Contract assets:	~~W~~	18,548	18,576
Contract liabilities:
Wireless service contracts		19,600	20,275
Customer loyalty programs		5,709	5,694
Others		104,528	52,241

	~~W~~	129,837	78,210

(2)

Amounts of revenue recognized for the nine-month periods ended September 30, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~54,245 million and ~~W~~37,526 million, respectively.

7.	Long-term Investment Securities

Details of long-term investment securities as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category	September 30, 2025		December 31, 2024
Equity instruments	FVOCI(*)	~~W~~	1,125,333	1,342,902
Debt instruments	FVTPL		72,613	75,563

		~~W~~	1,197,946	1,418,465

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Investments in subsidiaries	~~W~~	4,585,869	3,519,072
Investments in associates and joint ventures		1,371,125	1,380,486

	~~W~~	5,956,994	4,899,558

(2)	Details of investments in subsidiaries as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,040	244,040
SK Broadband Co., Ltd.(*)	398,595,779	99.1		3,285,853	2,218,450
PS&Marketing Corporation	66,000,000	100.0		314,038	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,963	21,963
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		129,803	128,916
Atlas Investment	—	100.0		240,640	238,675
SK stoa Co., Ltd.	3,631,355	100.0		40,081	40,081
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC	—	100.0		182,733	182,805
SK O&S Co., Ltd. and others	—	—		30,166	33,552

			~~W~~	4,585,869	3,519,072

(*)	The Company acquired an additional 99,543,344 shares (24.7%) of SK Broadband Co., Ltd. for ~~W~~1,067,403 million in cash for the nine-month period ended September 30, 2025.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	7,644	49.0		23,699	24,308
SM Culture & Contents Co., Ltd.	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*2)	1,734,109	15.0		36,487	36,487
CMES Inc.(*2)	763,968	6.6		5,488	5,488
Konan Technology Inc.	2,359,160	20.6		22,413	22,413
12CM JAPAN and others(*2,3)	—	—		65,071	73,823

				1,361,125	1,370,486

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*4)	10,000	48.2		10,000	10,000

			~~W~~	1,371,125	1,380,486

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)

The Company recognized a ~~W~~2,298 million gain relating to investments in associates from the paid-in capital reduction of SK MENA Investment B.V. for the nine-month period ended September 30, 2025, with no change in ownership interest.

(*4)	This investment was classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	Market value of investments in listed associates as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,295	22,033,898	28,534	1,400	22,033,898	30,847
Konan Technology Inc.		25,200	2,359,160	59,451	19,470	2,359,160	45,933
CMES Inc.		26,600	763,968	20,322	24,000	763,968	18,335

9.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	739,856	—	(282)	21,645	—	—	761,219
Buildings		577,375	118	(210)	5,961	(31,963)	—	551,281
Structures		210,029	503	(5)	4,590	(26,196)	—	188,921
Machinery		5,130,188	42,218	(1,850)	494,006	(1,107,964)	(359)	4,556,239
Right-of-use assets		1,082,984	246,432	(43,203)	(29,396)	(264,262)	—	992,555
Other		332,094	84,549	(2,917)	(141,645)	(39,455)	—	232,626
Construction in progress		442,699	503,821	(182)	(461,078)	—	—	485,260

	~~W~~	8,515,225	877,641	(48,649)	(105,917)	(1,469,840)	(359)	7,768,101

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	723,069	11	(322)	18,002	—	740,760
Buildings		568,270	515	(252)	39,770	(32,279)	576,024
Structures		233,450	546	(75)	5,989	(29,077)	210,833
Machinery		5,230,866	46,592	(169)	919,022	(1,182,863)	5,013,448
Right-of-use assets		1,226,875	153,800	(29,619)	3,371	(265,779)	1,088,648
Other		436,854	261,232	(11,048)	(295,130)	(47,628)	344,280
Construction in progress		657,075	406,897	(1,316)	(743,408)	—	319,248

	~~W~~	9,076,459	869,593	(42,801)	(52,384)	(1,557,626)	8,293,241

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

10.	Investment Property

(1)	Changes in investment property for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	15,069	7,639	—	22,708
Buildings		18,334	8,128	(1,667)	24,795
Right-of-use assets		2,059	1,942	(412)	3,589

	~~W~~	35,462	17,709	(2,079)	51,092

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(564)	—	15,724
Buildings		18,284	2,159	(1,451)	18,992
Right-of-use assets		11,508	(3,074)	(3,001)	5,433

	~~W~~	46,080	(1,479)	(4,452)	40,149

(2)	The Company recognized lease income of ~~W~~10,431 million and ~~W~~14,404 million from investment property for the nine-month periods ended September 30, 2025 and 2024, respectively.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

11.	Leases

(1)	Details of the right-of-use assets as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	725,894	853,393
Others		266,661	229,591

	~~W~~	992,555	1,082,984

(2)	Details of amounts recognized in the condensed separate interim statements of income (loss) for the nine-month periods ended September 30, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	207,262	207,660
Others(*)		57,000	58,119

	~~W~~	264,262	265 ,779

Interest expense on lease liabilities	~~W~~	22,012	23,390

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

(3)	The total cash outflows for lease payments for the nine-month periods ended September 30, 2025 and 2024 amounted to ~~W~~251,944 million and ~~W~~273,610 million, respectively.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

12.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(353,295)	782,251
Land usage rights		269	63	—	—	(118)	214
Industrial rights		20,169	3,806	—	—	(3,450)	20,525
Facility usage rights		12,855	418	(2)	219	(1,906)	11,584
Club memberships(*1)		45,202	4,029	(2,704)	—	—	46,527
Other(*2)		468,977	31,966	(411)	60,277	(135,556)	425,253

	~~W~~	1,683,018	40,282	(3,117)	60,496	(494,325)	1,286,354

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(353,295)	1,253,311
Land usage rights		542	60	(5)	—	(280)	317
Industrial rights		18,790	4,810	(240)	—	(3,682)	19,678
Facility usage rights		13,435	1,050	(1)	497	(2,010)	12,971
Club memberships(*1)		59,001	617	(2,111)	—	—	57,507
Other(*2)		552,455	2,610	(1,482)	52,715	(161,212)	445,086

	~~W~~	2,250,829	9,147	(3,839)	53,212	(520,479)	1,788,870

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of September 30, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	32,936		Jul. 2021	Jun. 2026
1.8 GHz license		123,413		Dec. 2021	Dec. 2026
2.6 GHz license		151,765	Straight-line basis	Sept. 2016	Dec. 2026
2.1 GHz license		92,752		Dec. 2021	Dec. 2026
3.5 GHz license		381,385		Apr. 2019	Nov. 2028

	~~W~~	782,251

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

13.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2025 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	September 30, 2025
iM SECURITIES CO., LTD.	2.71	Oct. 16, 2025	~~W~~	40,000
KB SECURITIES CO., LTD.	2.71	Oct. 16, 2025		60,000

			~~W~~	100,000

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2025 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	250,000
Non-current					200,000

As of January 1, 2025					450,000

New long-term borrowings:
	Industrial and Commercial Bank of China Ltd.	2.70	Sep. 13, 2027		100,000
	Mizuho Bank, Ltd.	2.75	Sep. 22, 2027		200,000

					300,000

Repayments of long-term borrowing:
	DBS Bank Ltd.	2.63	Mar. 10, 2025		(200,000)

					(200,000)

Current					50,000
Non-current					500,000

As of September 30, 2025				~~W~~	550,000

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

13.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2025 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Current				~~W~~	1,681,000			1,680,070
Non-current					4,968,000			4,955,124

As of January 1, 2025					6,649,000			6,635,194

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.98	Feb. 21, 2028		190,000			189,193
	Refinancing fund	3.05	Feb. 21, 2030		70,000			69,692
	Refinancing fund	3.17	Feb. 21, 2035		140,000			139,418
	Refinancing fund	2.67	Sep. 11, 2028		80,000			79,696
	Refinancing fund	2.82	Sep. 10, 2030		190,000			189,284
	Refinancing fund	3.06	Sep. 11, 2035		40,000			39,821
Floating rate notes(*1)	Operating fund	SOFR rate + 0.59	May. 26, 2028	USD	410,490 300,000		USD	409,163 300,000

					1,120,490			1,116,267

Debentures repaid:
Unsecured corporate bonds	Operating and Refinancing fund	2.49	Feb. 26, 2025		(150,000)			(150,000)
	Operating fund	2.66	Jul. 17, 2025		(70,000)			(70,000)
	Operating fund	1.75	Jan. 14, 2025		(130,000)			(130,000)
	Refinancing fund	3.80	Apr.12, 2025		(240,000)			(240,000)
	Refinancing fund	4.00	Aug. 8, 2025		(300,000)			(300,000)
Floating rate notes	Operating fund	SOFR rate + 1.17	Jun. 4, 2025	(USD	(414,420 300,000	) )	(USD	(414,420 300,000	) )

					(1,304,420)			(1,304,420)

Other changes(*2)					(43,530)			(39,720)
Current(*3)					830,000			829,708
Non-current(*3)					5,591,540			5,577,613

As of September 30, 2025				~~W~~	6,421,540			6,407,321

(*1)	Applied interest rate is the SOFR rate of 4.35% as of September 30, 2025.
(*2)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the nine-month period ended September 30, 2025.
(*3)	~~W~~479,593 million was reclassified from non-current to current for the nine-month period ended September 30, 2025.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

14.	Long-Term Payables – Other

(1)	As of September 30, 2025 and December 31, 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	September 30, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(5,789)	(13,355)
Current portion of long-term payables – other		(367,358)	(367,765)

Carrying amount at period end	~~W~~	178,778	539,955

(2)

The sum of portions repaid among the principal of long-term payables – other for the nine-month periods ended September 30, 2025 and 2024 amounts to ~~W~~369,150 million and ~~W~~369,150 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		182,775

	~~W~~	551,925

15.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2025						As of September 30, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	101,077	2,954	(4,659)	(586)	98,786	31,033	67,753
Emission allowance		28	1,034	—	(1,062)	—	—	—

	~~W~~	101,105	3,988	(4,659)	(1,648)	98,786	31,033	67,753

(In millions of won)	For the nine-month period ended September 30, 2024						As of September 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	3,416	(1,922)	(620)	101,156	31,716	69,440
Emission allowance		822	994	—	(1,794)	22	22	—

	~~W~~	101,104	4,410	(1,922)	(2,414)	101,178	31,738	69,440

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	479,840	504,857
Fair value of plan assets		(553,960)	(608,375)

	~~W~~	(74,120)	(103,518)

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Beginning balance	~~W~~	504,857	493,541
Current service cost		38,421	37,671
Interest cost		13,998	15,110
Remeasurement
- Adjustment based on experience		27,425	(24,240)
Benefit paid		(113,001)	(28,930)
Others		8,140	9,159

Ending balance	~~W~~	479,840	502,311

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Beginning balance	~~W~~	608,375	578,685
Interest income		16,392	18,073
Remeasurement		3,343	2,753
Contribution		67,000	35,000
Benefit paid		(145,139)	(36,368)
Others		3,989	2,937

Ending balance	~~W~~	553,960	601,080

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Current service cost	~~W~~	38,421	37,671
Net interest income		(2,394)	(2,963)

	~~W~~	36,027	34,708

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(88,533)	(92,962)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 18)		14,511	14,498
Others		(6,643,175)	(6,642,865)

	~~W~~	(4,547,688)	(4,551,820)

(*1)

The Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Company’s shares issued have decreased without a change in share capital for the nine-month period ended September 30, 2024. Also, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2025 and 2024, and details of shares outstanding as of September 30, 2025 and 2024 are as follows:

(In shares)
	September 30, 2025			September 30, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(3)	Details of treasury shares as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	September 30, 2025		December 31, 2024
Number of shares(*)		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(*)

The Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the nine-month period ended September 30, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million. Also, the Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~24 million for the nine-month period ended September 30, 2025.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

18.	Share-Based Payment Arrangement

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5(*)	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the nine-month period ended September 30, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited for the nine-month period ended September 30, 2025.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the nine-month period ended September 30, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
As of December 31, 2024	~~W~~	158,596
For the nine-month period ended September 30, 2025		(194)

	~~W~~	158,402

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,407 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of September 30, 2025 and December 31, 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of September 30, 2025.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.47%	2.30%	2.65%	2.47%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	54,300	54,300	54,300	54,300
Expected volatility	17.20%	17.20%	17.20%	17.20%
Expected dividends yield	6.52%	6.52%	6.52%	6.52%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	15,848	4,475	3,401	2,370

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023 PSU of SK Telecom Co., Ltd.	Granted in 2024 PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

19.	Retained Earnings

Retained earnings as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		98,022	554,693

	~~W~~	15,116,780	15,273,451

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	397,253	213,725
Valuation loss on derivatives		(2,197)	(4,995)

	~~W~~	395,056	208,730

(2)	Changes in reserves for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2024	~~W~~	139,548	(274)	139,274
Changes, net of taxes		(23,401)	(3,769)	(27,170)

Balance at September 30, 2024	~~W~~	116,147	(4,043)	112,104

Balance at January 1, 2025	~~W~~	213,725	(4,995)	208,730
Changes, net of taxes		183,528	2,798	186,326

Balance at September 30, 2025	~~W~~	397,253	(2,197)	395,056

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	~~W~~	45,115	120,916	41,780	123,471
Services transferred over time:
Wireless service revenue(*1)		2,124,226	7,408,630	2,672,066	8,010,165
Cellular interconnection revenue		94,625	285,712	106,202	327,488
Others(*2)		400,782	1,152,065	383,181	1,122,313

		2,619,633	8,846,407	3,161,449	9,459,966

	~~W~~	2,664,748	8,967,323	3,203,229	9,583,437

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	7,113	20,396	6,611	20,153
Utilities		105,920	292,886	106,953	297,385
Taxes and dues		2,347	29,186	2,128	24,182
Repair		64,472	185,220	61,907	191,239
Research and development		85,867	251,501	96,066	266,334
Training		5,921	14,317	5,395	15,116
Bad debt for accounts receivable – trade		10,130	29,038	6,547	21,890
Supplies and others		40,560	240,464	6,790	31,255

	~~W~~	322,330	1,063,008	292,397	867,554

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	6,085	14,619	2,697	9,845
Others		6,297	22,730	2,947	8,098

	~~W~~	12,382	37,349	5,644	17,943

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,882	5,047	3,997	7,637
Impairment loss on property and equipment and intangible assets		—	359	—	—
Donations		3,256	11,778	1,296	9,224
Bad debt (reversal) for accounts receivable – other		(477)	2,849	588	3,108
Others		135,149	137,781	618	1,246

	~~W~~	139,810	157,814	6,499	21,215

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	9,359	32,831	9,252	27,947
Dividends		14,097	222,080	5,483	207,112
Gain on foreign currency transactions		4,559	11,173	1,697	4,920
Gain on foreign currency translations		247	1,602	(816)	671
Gain relating to financial instruments at FVTPL		3	10	520	18,103

	~~W~~	28,265	267,696	16,136	258,753

Finance Costs:
Interest expenses	~~W~~	71,095	219,023	75,687	237,062
Loss on sale of accounts receivable – other		4,449	13,217	7,382	28,426
Loss on foreign currency transactions		5,939	13,977	1,820	4,674
Loss on foreign currency translations		(879)	595	72	742
Loss relating to financial instruments at FVTPL		(23)	78	95,353	95,419
Loss on settlement of derivatives		—	7,298	—	—
Other finance costs		—	23,356	—	—

	~~W~~	80,581	277,544	180,314	366,323

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	4,020	17,898	4,748	15,035
Interest income on loans and others		5,339	14,933	4,504	12,912

	~~W~~	9,359	32,831	9,252	27,947

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	4,218	12,843	2,716	12,817
Interest expense on debentures		51,506	156,551	53,912	163,120
Others		15,371	49,629	19,059	61,125

	~~W~~	71,095	219,023	75,687	237,062

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

24.	Finance Income and Costs, Continued
(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	10,130	29,038	6,547	21,890
Other receivables		(477)	2,849	588	3,108

	~~W~~	9,653	31,887	7,135	24,998

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

26.	Earnings (loss) per Share

Earnings (loss) per share is calculated for profit (loss) of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings (loss) per share

1)	Basic earnings (loss) per share for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit (loss) for the period	~~W~~	(206,631)	304,844	222,357	994,795
Interest on hybrid bonds		(4,950)	(14,850)	(4,950)	(14,850)
Profit (loss) for the period on common shares		(211,581)	289,994	217,407	979,945
Weighted average number of common shares outstanding		212,982,275	212,943,216	212,886,342	212,835,311

Basic earnings (loss) per share (in won)	~~W~~	(993)	1,362	1,021	4,604

2)	Weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2025	214,790,053	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	95,933	56,874

	212,982,275	212,982,275	212,943,216

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(314,748)
Disposal of treasury shares	503,612	503,612	450,329

	212,886,342	212,886,342	212,835,311

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

26.	Earnings (loss) per Share, Continued

(2)	Diluted earnings (loss) per share

1)	Diluted earnings (loss) per share for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit (loss) for the period on common shares	~~W~~	(211,581)	289,994	217,407	979,945
Adjusted weighted average number of common shares outstanding		212,982,275	213,193,075	213,479,404	213,414,191

Diluted earnings (loss) per share (in won)	~~W~~	(993)	1,360	1,018	4,592

2)	Adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2025 and 2024 are calculated as follows:

(In shares)	2025
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2025	212,886,342	212,886,342
Effect of treasury shares	95,933	56,874
Effect of share option(*)	—	249,859

Adjusted weighted average number of common shares outstanding	212,982,275	213,193,075

(*)

For the three-month period ended September 30, 2025, there were no dilutive effects from potential common shares, as the Company incurred a net loss. Accordingly, the diluted loss per share is equal to the basic loss per share.

(In shares)	2024
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2024	212,699,730	212,699,730
Effect of treasury shares	186,612	135,581
Effect of share option	593,062	578,880

Adjusted weighted average number of common shares outstanding	213,479,404	213,414,191

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	130,000	—	327,271	—	457,271
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		72,613	1,125,333	—	—	1,197,946
Accounts receivable – trade		—	—	1,546,311	—	1,546,311
Loans and other receivables		296,829	—	753,420	—	1,050,249
Derivative financial assets		—	—	—	123,120	123,120

	~~W~~	499,442	1,125,333	2,706,356	123,120	4,454,251

(*)	The Company designated ~~W~~1,125,333 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,165,158	—	1,165,158
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,563	1,342,902	—	—	1,418,465
Accounts receivable – trade		—	—	1,508,893	—	1,508,893
Loans and other receivables		223,761	—	616,521	—	840,282
Derivative financial assets		—	—	—	228,822	228,822

	~~W~~	299,324	1,342,902	3,369,926	228,822	5,240,974

(*)	The Company designated ~~W~~1,342,902 million of equity instruments that are not held for trading as financial assets at FVOCI.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	2,689	—	1,340	4,029
Borrowings		—	650,000	—	650,000
Debentures		—	6,407,321	—	6,407,321
Lease liabilities(*)		—	1,127,894	—	1,127,894
Accounts payable – other and others		—	3,076,837	—	3,076,837

	~~W~~	2,689	11,262,052	1,340	11,266,081

(In millions of won)
	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	748	81,904
Borrowings		—	450,000	—	450,000
Debentures		—	6,635,194	—	6,635,194
Lease liabilities(*)		—	1,158,452	—	1,158,452
Accounts payable – other and others		—	3,489,056	—	3,489,056

	~~W~~	81,156	11,732,702	748	11,814,606

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	104,923	~~W~~	147,124	709,740	~~W~~	995,197
EUR	8,804		14,479	8		13
Others	—		564	—		1,583

		~~W~~	162,167		~~W~~	996,793

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of September 30, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	13,070	(13,070)	~~W~~	9,754	(9,754)
EUR		1,447	(1,447)		1,080	(1,080)
Others		(102)	102		(76)	76

	~~W~~	14,415	(14,415)	~~W~~	10,758	(10,758)

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~420,660 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income tax for the nine-month period ended September 30, 2025 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of September 30, 2025, the floating-rate long-term payables – other amount to ~~W~~551,925 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the nine-month period ended September 30, 2025 is as follows.

(In millions of won)
Profit before income tax		Equity
If increased by 1%p	If decreased by 1%p	If increased by 1%p	If decreased by 1%p
~~W~~(4,139)	4,139	~~W~~(3,089)	3,089

(iii)	Price fluctuations risk

As of September 30, 2025, the Company holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the nine-month period ended September 30, 2025 is as follows.

(In millions of won)
Profit before income tax		Equity
If increased by 10%	If decreased by 10%	If increased by 10%	If decreased by 10%
~~W~~—	—	~~W~~65,002	(65,002)

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	457,228	1,165,121
Financial instruments		79,354	79,354
Long-term financial instruments		500	—
Accounts receivable – trade		1,546,311	1,508,893
Contract assets		18,548	18,576
Loans and other receivables		1,050,249	840,282
Derivative financial assets		123,120	228,822

	~~W~~	3,275,310	3,841,048

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of September 30, 2025.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	650,000	660,523	157,439	503,084	—
Debentures(*)		6,407,321	7,317,204	1,036,595	4,268,483	2,012,126
Lease liabilities		1,127,894	1,224,666	349,919	781,565	93,182
Accounts payable -other and others(*)		3,076,837	3,096,669	2,885,862	210,807	—

	~~W~~	11,262,052	12,299,062	4,429,815	5,763,939	2,105,308

(*) The contractual cash flow is amount that includes estimated interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of September 30, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	123,120	127,895	15,908	111,987
Liabilities		(1,340)	(1,359)	(1,058)	(301)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2024.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025		December 31, 2024
Total liabilities	~~W~~	13,035,300	13,624,772
Total equity		10,994,641	10,960,854
Debt-equity ratios		118.56%	124.30%

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of September 30, 2025 are as follows:

(In millions of won)	September 30, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	499,442	—	426,829	72,613	499,442
Derivative hedging instruments		123,120	—	123,120	—	123,120
FVOCI		1,125,333	871,008	—	254,325	1,125,333

	~~W~~	1,747,895	871,008	549,949	326,938	1,747,895

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	4,029	—	1,340	2,689	4,029
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	650,000	—	652,731	—	652,731
Debentures		6,407,321	—	6,435,426	—	6,435,426
Long-term payables – other		546,136	—	551,765	—	551,765

	~~W~~	7,603,457	—	7,639,922	—	7,639,922

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	299,324	—	223,761	75,563	299,324
Derivative hedging instruments		228,822	—	228,822	—	228,822
FVOCI		1,342,902	1,088,578	—	254,324	1,342,902

	~~W~~	1,871,048	1,088,578	452,583	329,887	1,871,048

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	81,904	—	748	81,156	81,904
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	450,000	—	453,965	—	453,965
Debentures		6,635,194	—	6,637,948	—	6,637,948
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	7,992,914	—	8,022,517	—	8,022,517

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2025 and December 31, 2024 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using valuation methods such as discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2025 are as follows:

Interest rate
Derivative instruments	2.08% ~ 3.89%
Borrowings and debentures	2.69% ~ 2.98%
Long-term payables – other	2.58% ~ 2.78%

3)

There have been no transfers between Level 1 and Level 2 for the nine-month period ended September 30, 2025. The changes in financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025		Loss	OCI	Acquisition	Disposal	Balance as of September 30, 2025
Financial assets:
FVTPL	~~W~~	75,563	(69)	—	500	(3,381)	72,613
FVOCI		254,324	—	3,060	1	(3,060)	254,325

	~~W~~	329,887	(69)	3,060	501	(6,441)	326,938

Financial liabilities:
FVTPL	~~W~~	(81,156)	—	—	—	78,467	(2,689)

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	September 30, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	62,325	(62,325)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	64,796	(62,325)	2,471

(In millions of won)
	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,747	(72,747)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,658	(72,747)	1,911

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties

(1)	List of the related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 18 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)	As of September 30, 2025, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	99.1	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

As of September 30, 2025, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensations given to such key management for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	2025			2024
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	894	5,833	768	4,906
Defined benefit plan expenses		159	680	204	1,159
Share option		(201)	(69)	1,169	882

	~~W~~	852	6,444	2,141	6,947

Compensations for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)		For the period ended September 30, 2025
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	7,204	11,819	144,512	438,117	46,180	97,495

Subsidiaries	SK Broadband Co., Ltd.(*3)		45,328	277,473	153,788	458,675	40	214
	PS&Marketing Corporation(*4)		1,517	4,961	413,693	1,002,584	4	29
	SK O&S Co., Ltd.(*5)		1,038	6,836	71,594	207,251	17,644	35,209
	SK Telink Co., Ltd.(*6)		21,333	90,451	4,552	13,092	—	—
	SERVICE ACE Co., Ltd.		635	4,473	27,504	90,015	—	—
	SERVICE TOP Co., Ltd.		1,509	4,574	25,942	84,039	—	—
	Others(*7)		4,603	14,400	4,093	17,398	—	—

			75,963	403,168	701,166	1,873,054	17,688	35,452

Associates	SK m&service Co., Ltd.(*8)		149	1,995	6,493	13,742	237	816
	Others(*9,10)		2,375	10,944	2,069	17,093	68,882	68,882

			2,524	12,939	8,562	30,835	69,119	69,698

Others	SK Innovation Co., Ltd.		1,781	5,438	4,024	9,806	—	—
	SK Networks Co., Ltd.		200	736	2,718	7,930	—	—
	SK Networks Service Co., Ltd.		129	416	8,440	25,816	247	602
	SK Energy Co., Ltd.		393	1,185	6	69	—	—
	Content Wavve Corp.		748	8,360	5	33,014	—	—
	Happy Narae Co., Ltd.		32	113	7,681	14,097	8,041	12,519
	SK Shieldus Co., Ltd.		13,395	37,842	28,793	73,915	2,570	10,875
	Eleven Street Co., Ltd.		867	4,488	6,840	18,677	—	—
	SK Planet Co., Ltd.		487	2,783	16,633	51,932	1,041	1,151
	SK hynix Inc.		14,602	40,493	139	401	—	—
	Tmap Mobility Co., Ltd.		1,771	9,696	1,094	3,232	—	—
	Dreamus Company		334	2,528	11,759	38,823	—	—
	One Store Co., Ltd.		2,863	9,238	8	29	—	—
	UNA Engineering Inc.		—	—	2,215	5,058	2,297	7,067
	Others		8,151	20,519	7,496	39,688	—	96

			45,753	143,835	97,851	322,487	14,196	32,310

		~~W~~	131,444	571,761	952,091	2,664,493	147,183	234,955

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.

(*4)	Operating expenses and others include ~~W~~471,215 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~11,024 million of dividend received from Astra AI Infra LLC.

(*8)

Transactions with SK m&service Co., Ltd. prior to the disposal of shares were classified as transactions with a subsidiary, and the transactions subsequent to the disposal were classified as transactions with an associate.

(*9)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Company was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.

(*10)

Operating revenue and others include ~~W~~8,855 million of dividend received from Korea IT Fund, ~~W~~1,438 million of dividend received from Citadel Pacific Telecom Holdings, LLC and ~~W~~460 million of dividend received from Start-up Win-Win Fund.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

(In millions of won)		For the period ended September 30, 2024
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,575	7,575	136,671	423,154	18,465	25,318

Subsidiaries	SK Broadband Co., Ltd.(*3)		37,890	265,806	151,017	451,550	759	840
	PS&Marketing Corporation(*4)		1,458	4,481	343,452	945,663	300	524
	SK O&S Co., Ltd.		733	2,382	64,449	194,018	8,416	14,814
	SK Telink Co., Ltd.(*5)		28,398	102,762	4,202	11,950	—	—
	SERVICE ACE Co., Ltd.(*6)		2,653	11,755	30,039	92,231	—	—
	SERVICE TOP Co., Ltd.(*7)		1,817	11,200	28,577	88,339	—	—
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		383	1,087	1,021	1,848	179	636
	Others		2,229	7,261	11,155	29,600	187	197

			75,561	406,734	633,912	1,815,199	9,841	17,011

Associates	F&U Credit information Co., Ltd.		190	568	11,076	33,668	—	203
	Daehan Kanggun BcN Co., Ltd.		3,565	9,227	—	—	—	—
	Others(*8)		191	5,645	2,319	9,619	—	—

			3,946	15,440	13,395	43,287	—	203

Others	SK Innovation Co., Ltd.		1,108	4,588	3,669	9,431	—	—
	SK Networks Co., Ltd.		265	835	2,892	8,293	—	—
	SK Networks Service Co., Ltd.		117	367	11,055	29,867	551	1,285
	SK Energy Co., Ltd.		346	1,147	13	158	—	—
	Content Wavve Corp.		3,992	9,151	22,890	63,214	—	—
	Happy Narae Co., Ltd.		38	117	2,268	7,194	19,215	41,406
	SK Shieldus Co., Ltd.		14,087	38,230	20,370	67,593	1,677	2,707
	Eleven Street Co., Ltd.		1,498	5,499	7,313	20,545	—	—
	SK Planet Co., Ltd.		1,284	3,866	19,190	54,286	546	1,158
	SK hynix Inc.		11,484	29,066	31	175	—	—
	Tmap Mobility Co., Ltd.		3,402	11,817	1,351	4,221	—	—
	Dreamus Company		1,073	3,272	16,447	49,488	265	265
	One Store Co., Ltd.		3,246	11,251	14	52	—	—
	UNA Engineering Inc.		—	—	2,603	5,748	1,772	5,080
	Others(*9)		8,586	26,562	4,908	17,443	677	17,400

			50,526	145,768	115,014	337,708	24,703	69,301

		~~W~~	132,608	575,517	898,992	2,619,348	53,009	111,833

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.

(*4)	Operating expenses and others include ~~W~~500,475 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.

(*8)	Operating revenue and others include ~~W~~590 million of dividend received from Start-up Win-Win Fund and ~~W~~5,054 million of dividend received from Korea IT Fund.

(*9)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the nine-month period ended September 30, 2024, and the transactions above occurred before the related party relationship terminated.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		September 30, 2025
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	4,354	110,017

Subsidiaries	SK Broadband Co., Ltd.		—	203,998	236,511
	PS&Marketing Corporation		—	1,344	73,677
	SK O&S Co., Ltd.		—	16	10,181
	SK Telink Co., Ltd.		—	20,768	5,927
	SERVICE ACE Co., Ltd.		—	543	10,315
	SERVICE TOP Co., Ltd.		—	1,492	12,345
	Others		—	217	2,914

			—	228,378	351,870

Associates	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	SK m&service Co., Ltd.		—	459	44,926
	Others		—	—	366

			22,147	459	45,292

Others	SK hynix Inc.		—	16,052	106
	SK Planet Co., Ltd.		—	152	1,599
	Eleven Street Co., Ltd.		—	15,091	3,582
	One Store Co., Ltd.		—	535	10,361
	SK Shieldus Co., Ltd.		—	13,403	14,424
	SK Innovation Co., Ltd.		—	3,246	21,813
	SK Networks Co., Ltd.		—	82	27,354
	SK Networks Service Co., Ltd.		—	—	5,820
	Incross Co., Ltd.		—	1,228	5,832
	UNA Engineering Inc.		—	—	243
	Happy Narae Co., Ltd.		—	10	4,650
	Content Wavve Corp.		—	57	1
	Dreamus Company		—	386	2,033
	Others		—	8,354	4,214

			—	58,596	102,032

		~~W~~	22,147	291,787	609,211

(*)	As of September 30, 2025, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,166	71,672

Subsidiaries	SK Broadband Co., Ltd.		—	128,050	186,030
	PS&Marketing Corporation		—	1,152	56,531
	SK O&S Co., Ltd.		—	57	63,748
	SK Telink Co., Ltd.		—	23,625	11,705
	SERVICE ACE Co., Ltd.		—	412	25,150
	SERVICE TOP Co., Ltd.		—	24	22,578
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,489
	SK m&service Co., Ltd.		—	1,219	25,705
	Others		—	361	5,708

			—	154,902	404,644

Associates	F&U Credit information Co., Ltd.		—	—	4,000
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Konan Technology Inc.		—	—	63
	Others		—	353	2,715

			22,147	353	6,778

Others	SK hynix Inc.		—	11,948	206
	SK Planet Co., Ltd.		—	241	2,386
	Eleven Street Co., Ltd.		—	10,425	1,565
	One Store Co., Ltd.		—	474	9,883
	SK Shieldus Co., Ltd.		—	11,233	11,742
	SK Innovation Co., Ltd.		—	5,259	28,159
	SK Networks Co., Ltd.		—	262	26,319
	SK Networks Service Co., Ltd.		—	—	5,204
	Incross Co., Ltd.		—	1,650	20,215
	UNA Engineering Inc.		—	—	3,320
	Happy Narae Co., Ltd.		—	8	14,781
	Content Wavve Corp.		—	1,564	2
	Dreamus Company		—	313	2,055
	Others		—	8,106	9,861

			—	51,483	135,698

		~~W~~	22,147	207,904	618,792

(*)	As of December 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company. Whereby, the negotiation period is within three to five years from June 30, 2021, when the agreement was signed, and the negotiation period for the real estate that matured after the first three-year period was extended by three years as of June 30, 2024. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of additional investments and disposal of subsidiaries and associates for the nine-month period ended September 30, 2025 are as presented in note 8.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with the retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~314,994 million and ~~W~~241,962 million as of September 30, 2025 and December 31, 2024, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2025, the Company is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

(5)

The Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Gain on foreign currency translations	~~W~~	(1,602)	(671)
Interest income		(32,831)	(27,947)
Dividends		(222,080)	(207,112)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(17,685)	(11,329)
Gain relating to financial instruments at FVTPL		(10)	(18,103)
Gain on disposal of property and equipment and intangible assets		(14,619)	(9,845)
Other income		(4,675)	(1,934)
Loss on foreign currency translations		595	742
Bad debt for accounts receivable – trade		29,038	21,890
Bad debt for accounts receivable – other		2,849	3,108
Loss relating to financial instruments at FVTPL		78	95,419
Loss on settlement of derivatives		7,298	—
Other finance costs		23,356	—
Loss relating to investments in subsidiaries, associates and joint ventures, net		2,917	—
Depreciation and amortization		1,966,244	2,082,557
Loss on disposal of property and equipment and intangible assets		5,047	7,637
Impairment loss on property and equipment and intangible assets		359	—
Loss on sale of accounts receivable – other		13,217	28,426
Interest expense		219,023	237,062
Expense related to defined benefit plan		36,027	34,708
Bonus paid by treasury shares		262	24,988
Share option expenses (reversal)		(499)	3,872
Income tax expense		260,695	249,524
Other expenses		3,617	1,628

	~~W~~	2,276,621	2,514,620

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Accounts receivable – trade	~~W~~	(60,025)	(177,893)
Accounts receivable – other		(205,589)	(82,822)
Advanced payments		15,305	1,251
Prepaid expenses		(362,974)	(4,763)
Inventories		9,864	(23,483)
Long-term accounts receivable – other		12,938	(40,835)
Guarantee deposits		22,481	2,100
Contract assets		28	1,487
Accounts payable – other		(116,478)	(119,501)
Withholdings		30,716	179,344
Deposits received		5,081	184
Accrued expenses		163,786	53,659
Plan assets		78,139	1,368
Retirement benefits payment		(113,001)	(28,930)
Contract liabilities		51,627	15,189
Others		(2,168)	(2,145)

	~~W~~	(470,270)	(225,790)

(3)	Material non-cash transactions for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2025		September 30, 2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(233,905)	(373,825)
Increase of right-of-use assets		246,432	153,800
Transfer from property and equipment to investment property		17,709	(1,479)

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

32.	Emissions Liabilities

(1)	Quantities of emissions rights allocated free of charge for each implementation year as of September 30, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,332,500	1,021,864	5,936,707

(*)	The finalized changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in the nine-month period ended September 30, 2025	Total
Beginning	306,575	414,356	517,280	1,238,211
Allocation at no cost	1,327,809	1,332,500	1,021,864	3,682,173
Sale	(70,789)	(63,058)	(293,002)	(426,849)
Surrender or shall be surrendered	(1,149,239)	(1,166,518)	(1,246,142)	(3,561,899)

Ending	414,356	517,280	—	931,636

(3)	As of September 30, 2025, the estimated annual greenhouse gas emissions quantities of the Company are 1,246,142 tCO2-eQ.

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

33.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2024 are as follows:

(In millions of won)
		December 31, 2024
Investments in subsidiaries	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*1)	~~W~~	7,035
Investments in associates	F&U Credit information Co., Ltd.(*2)		4,533

		~~W~~	11,568

(*1)

The Company disposed of the shares in NATE Communications Corporation (formerly, SK Communications Co., Ltd.), resulting in a loss of ~~W~~1,306 million relating to investments in subsidiaries for the nine-month period ended September 30, 2025.

(*2)	The Company disposed of the shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~13,971 million relating to investments in associates for the nine-month period ended September 30, 2025.

34.	Subsequent Events

At its meeting on October 29, 2025, the Board of Directors of the Company resolved to dispose of its building located in Pangyo to SK REIT Co., Ltd. for ~~W~~215,699 million on November 26, 2025, and to lease back the building until November 25, 2030.

58